FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month March, 2008

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      ✓        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARAUC O AND CONSTITUTION PULP INC

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

December 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

1.	VALUATION OF ASSETS AND LIABILITIES

The financial statements of Celulosa Arauco y Constitución S.A., a Chilean corporation (the “Company”) and its subsidiaries (the Company, together with its subsidiaries, “Arauco”) have been prepared on the basis of accounting principles generally accepted in Chile and specific guidelines issued by Superintendencia de Valores y Seguros of Chile (the “Chilean Securities Commission”). In management’s opinion there is no material difference between the Company’s economic value and the valuation reflected in the Company’s financial statements.

2.	ANALYSIS OF FINANCIAL POSITION

a)	Analysis of the Balance Sheet

On January 1, 2002, the Company and its subsidiaries Aserraderos Arauco S.A. and Paneles Arauco S.A. began maintaining their accounting records and preparing their financial statements in U.S. dollars.

On January 1, 2003, the Company’s subsidiaries Forestal Arauco S.A., Forestal Celco S.A., Bosques Arauco S.A., Forestal Valdivia S.A., Forestal Cholguán S.A. and Arauco Internacional S.A. also began maintaining their accounting records and preparing their financial statements in U.S. dollars.

The principal components of assets and liabilities as of December 31, 2006 and 2007 are as follows:

Assets	2006 ThU.S.$	2007 ThU.S.$
Current assets	1,609,157	1,935,765
Property, plant and equipment	6,111,905	6,577,787
Other assets	93,896	120,835

Total assets	7,814,958	8,634,387

Liabilities and Shareholders’ Equity	2006 ThU.S.$	2007 ThU.S.$
Current liabilities	824,882	630,706
Long-term liabilities	2,145,793	2,523,261
Minority interest	12,678	66,623
Shareholders’ equity	4,831,605	5,413,797

Total liabilities and shareholders’ equity	7,814,958	8,634,387

Total assets increased by 10.5%, or U.S.$819 million, from December 31, 2006 to December 31, 2007. This increase is mainly attributable to an increase in property, plant and equipment and inventory.

Total liabilities increased by U.S.$183 million from December 31, 2006 to December 31, 2007. This increase is mainly attributable to a net increase in bonds of U.S.$140 million, an increase in accounts payable of U.S.$22 million and an increase in deferred tax of U.S.$78 million, partially offset by a decrease in bank liabilities of U.S.$33 million and a decrease in income tax of U.S.$43 million.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

December 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

2.	ANALYSIS OF FINANCIAL POSITION, continued

a)	Analysis of the Balance Sheet, continued

The main financial and operating ratios are as follows:

Liquidity ratios	12/31/2006	12/31/2007
Current ratio	1.95	3.07
Acid ratio	1.13	1.77

The liquidity ratio in the current period represents an increase in current assets, due to a decrease in the short-term public and bank debt and an increase in inventory and accounts receivables.

The increase in the current acid ratio from 2006 to 2007 is attributable to an increase in current assets due to higher trade accounts receivables, marketable securities and other receivables.

Debt indicators	12/31/2006	12/31/2007
Debt to equity ratio	0.61	0.58
Short-term debt to total debt	0.28	0.20
Long-term debt to total debt	0.72	0.80
Financial expenses covered	6.52	5.83

The debt ratio was 0.61 and 0.58 at December 31, 2006 and December 31, 2007, respectively.

Current liabilities decreased from 28% of total liabilities at December 31, 2006 to 20% of total liabilities at December 31, 2007. The decrease is attributable to a decrease in the current short-term bank liabilities and an increase in long-term bonds due in December 2007.

The ratio of financial expenses covered decreased from 6.52 points in 2006 to 5.83 points in 2007. The decrease is attributable to a higher interest expenses in 2007.

Operational ratios	12/31/2006	12/31/2007
Inventory turnover	2.31	2.79
Inventory turnover (excluding forests)	3.72	4.51
Inventory permanence (days)	156.10	129.01
Inventory permanence (excluding forests)	96.89	79.87

The ratio of inventory turnover increased from 2.31 at December 31, 2006 to 2.79 points at December 31, 2007. For this reason, the inventory permanence ratio decreased during the year ended December 31, 2007.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

December 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

2.	ANALYSIS OF FINANCIAL POSITION, continued

b)	Analysis of the Income Statement

The breakdown of operating income and costs is as follows:

Operating income	12/31/2006 ThU.S.$	12/31/2007 ThU.S.$
Pulp	1,257,995	1,729,860
Sawn timber, cut wood, plywood and fiber panels	1,475,013	1,647,846
Forestry products	76,179	81,778
Other	40,470	116,248

Total operating income	2,849,657	3,575,732

Operating costs	12/31/2006 ThU.S.$	12/31/2007 ThU.S.$
Timber	382,954	529,324
Forestry work	248,884	311,896
Depreciation	176,455	238,851
Other costs	625,808	857,969

Total operating costs	1,434,101	1,938,040

Analysis of Operating Income

Operating income includes net income of U.S.$1,009 in 2007 compared to U.S.$865 in 2006, an increase of U.S.$144 million, primarily due to an increase in sales revenue consisting of higher volume and prices, which was partially offset by an increase in costs of sales and administration and sales expenses, principally for freight expenses.

Analysis of Non-Operating Loss

There was a non-operating loss of U.S.$101 million in 2006, compared to U.S.$139 million in 2007. The change was primarily caused by an increase in non-operating loss as described in the following table:

Item	Million U.S.$
Other non-operating income	14
Financial expenses	(41)
Other non-operating expenses	(11)
Others net	—

Decrease non-operating loss	(38)

The increase in other non-operating income is attributable to a sell of “Bonos de Carbono”, or “Carbon Bonds”.

The increase in financial expenses is attributable to a decrease in capitalized interest in connection with the Nueva Aldea Pulp Mill project.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

December 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

2.	ANALYSIS OF FINANCIAL POSITION, continued

Profitability ratios	12/31/2006	12/31/2007
Equity yield	13.64	13.58
Asset performance ratio	8.31	8.46
Operating asset ratio	11.74	12.42
Income per share (U.S.$)	5.47	6.15
EBITDA *	1,091,863	1,303,310
Income after tax (ThU.S.$)	614,770	692,691

*	Earnings before income tax, interest, depreciation, amortization and extraordinary items.

Operational income ThU.S.$	865,316	1,008,562
Financial expenses ThU.S.$	(139,360)	(180,771)
Non-operating expenses ThU.S.$	(101,145)	(139,134)

3.	MARKET SITUATION

Pulp

During 2007, the pulp market remained stable, registering a consistent increase in the prices of different products during the year. Given the strong expansion of the Chinese economy as well as the diverse problems that have affected some of the pulp providers in the global market, the prices of our products have experienced a positive evolution since 2005.

The market outlook for the first quarter of 2008 seems favorable for our business insofar as the problems of shortage of raw materials continues to affect our competitors, who have lost competitiveness due to the sustained downfall of the U.S. Dollar. However, if during 2008 the world economy slows down, it would produce a negative impact in the demand for commodities and pulp market would not be immune to the situation.

Arauco has approximately a five percent (5%) share in the global pulp market.

Arauco’s competition in the long fiber global market is predominantly concentrated in Canada, the United States, Sweden and Finland, and for short fiber, in Brazil and Indonesia.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

December 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

3.	MARKET SITUATION, continued

Wood

The complications related to the United States construction and real estate markets have continued throughout the year. The construction sector has continued to be affected by a significant stock of unsold houses, which has caused construction to fall 30% during the last 12 months. This has negatively affected the sales volume of wood and panels. The perspective does not look favorable and we expect this situation to continue until the end of 2008. Prices of moldings and wood have continued to decrease.

During the last quarter of 2007, the rest of the world experienced an increase in the supply of wood, especially in Europe and the United States. This increase resulted in a decrease in the prices for some products.

Panels

The subprime crisis has not had a significant impact on Paneles de Arauco up to date, due to the large market and product diversification with which we currently operate.

At the closing of 2007, our consolidated sales of MDF (Trupan) (in Argentina, Brazil and Chile) grew 2% in volume and 14% in price. The strength in demand of all Latin American countries has allowed prices to remain high notwithstanding the increase in production capacity in the industry, especially in Chile. The cost of the MDF lines and, to a lesser extent, the ones from Chipboard, have been strongly affected by the rise in value of the resin in the last quarter of the year, as well as the price increase of Methanol and Urea.

In MDF Moldings, the quarter sales remained low as compared to sales in the same quarter of the previous year. The year 2007 closed with a decrease in monetary sales of 15%, even though it was even stronger in volume. This specific result in this category of products is explained by the strong decrease in demand in the United Status caused by the subprime crisis.

The plywood sales of the fourth quarter of 2007 were severely limited since it was not possible to meet the existing demand. While all markets experienced different circumstances, in general the demand that we face has exceeded our supply. Notwithstanding the previous, the year closed with sales valued 9% above budget due to fact that through the year, we operated line 1 of our new plant in Nueva Aldea, which entered operations in late 2005, at full capacity.

The expansion of the plywood line in Nueva Aldea was initiated in October and we expect that this line will double production capacity of plywood in Nueva Aldea. We expect to reach planned production during 2008.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

December 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

4.	ANALYSIS OF CASH FLOW

	12/31/2006 ThU.S.$	12/31/2007 ThU.S.$
Operating cash flow	772,018	1,029,042
Cash flow from financing activities	(171,671)	(188,764)
Cash flow from investment activities	(764,709)	(768,194)

Net cash flow for the period	(164,362)	72,084

We had a positive operating cash flow of U.S.$1,029 million compared to a U.S.$772 million for the year 2006, resulting from greater sale collections, partially offset by an increase in payments to suppliers and personnel.

Cash flow from financing activities at December 31, 2007 was a net expenses of U.S.$189 million compared to a net expense of U.S.$172 million for the year 2006. This change resulted from an increase in dividends and a higher debt payment in 2007, offset by bonds issued by our subsidiary Alto Paraná S.A.

Cash flow from investment activities for this year was a lower net expense than for the year 2006, due principally to larger disbursements for purchases in investments.

5.	MARKET RISK ANALYSIS

In respect of the economic risks resulting from interest rate variations, the Company maintains, as of December 31, 2007, a relation between fixed rate debts and total consolidated debt of approximately 73.3%, which it believes is consistent with the industry in which it operates. The Company does not engage in futures or other hedging transactions to hedge against variations in the selling prices of pulp and forest products because it believes that risks resulting from price variations are limited in large part because the Company maintains one of the lowest cost structures in the industry.

In response to economic risks resulting from interest rate variations, the Company has applied policies consistent with the general policies of the industries in which it operates.

As explained in note 2, the Company and most of its subsidiaries maintain their accounting records and prepare their financial statements in U.S. dollars. Both their assets and their liabilities are denominated in U.S. dollars, as are the majority of their revenues. As a result, their exposure to changes in the exchange rate has decreased significantly since January 1, 2002, when they began maintaining their accounting records and preparing their financial statements in U.S. dollars.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Balance Sheets

December 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

	At December 31,
	2006 ThU.S.$	2007 ThU.S.$
ASSETS
CURRENT ASSETS:
Cash	16,672	37,461
Time deposits	21,719	36,260
Marketable securities (note 3)	141,201	193,509
Trade accounts receivable (note 4)	546,665	587,877
Notes receivable	4,081	4,197
Other receivables	53,996	93,124
Notes and accounts receivable from related parties (note 18)	2,243	11,379
Inventories (note 5)	634,548	754,472
Recoverable taxes	78,603	80,957
Prepaid expenses	44,619	65,600
Deferred tax assets (note 15)	1,269	—
Other current assets	63,541	70,929

Total current assets	1,609,157	1,935,765

PROPERTY, PLANT AND EQUIPMENT: (note 6)
Land	519,982	640,135
Forests	2,564,232	2,867,253
Buildings and other infrastructure	1,709,984	2,090,434
Machinery and equipment	2,335,745	2,963,445
Other	1,183,665	421,055
Technical revaluation	68,769	68,769
Less: Accumulated depreciation	(2,270,472)	(2,473,304)

Net property, plant and equipment	6,111,905	6,577,787

OTHER NON-CURRENT ASSETS:
Investments in related companies (note 7)	82,510	110,996
Investments in other companies	254	299
Goodwill (note 8)	7,607	3,135
Negative goodwill (note 8)	(59,874)	(66,301)
Long-term receivables	12,942	17,099
Intangibles	734	840
Amortization	(369)	(467)
Other (note 9)	50,092	55,234

Total other non-current assets	93,896	120,835

Total assets	7,814,958	8,634,387

The accompanying notes 1 to 28 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Balance Sheets, continued

December 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

	At December 31,
	2006 ThU.S.$	2007 ThU.S.$
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current bank borrowings (note 10)	203,453	168,352
Current portion of long-term bank borrowings (note 14)	138,046	94,300
Current portion of bonds (note 12)	134,468	34,852
Current portion of other long term liabilities	421	521
Dividends payable	178	241
Trade accounts payable	199,000	220,666
Notes payable	6,704	6,056
Sundry accounts payable	14,207	6,907
Notes and accounts payable to related companies (note 18)	4,617	8,330
Accrued liabilities (note 13)	58,148	52,079
Withholding taxes	18,150	31,268
Income tax payable	42,644	—
Deferred income	4,223	4,671
Deferred taxes	—	1,844
Other current liabilities	623	619

Total current liabilities	824,882	630,706

LONG-TERM LIABILITIES:
Long-term bank borrowings (note 14)	364,771	410,634
Bonds (note 12)	1,582,500	1,822,500
Sundry accounts payable	3,378	1,851
Accrued liabilities	26,582	34,155
Deferred tax liabilities (note 15)	127,463	205,935
Other long-term liabilities	41,099	48,186

Total long-term liabilities	2,145,793	2,523,261

Minority interest (note 23)	12,678	66,623

SHAREHOLDERS’ EQUITY: (note 20)
Paid-up in capital	347,551	347,551
Share premium	5,625	5,625
Forestry and other reserves	1,631,736	1,820,426
Provisory Dividends	(89,758)	(108,896)
Retained earnings	2,317,030	2,653,426
Net income for the period	619,421	695,665

Total shareholders’ equity	4,831,605	5,413,797

Total liabilities and shareholders’ equity	7,814,958	8,634,387

The accompanying notes 1 to 28 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Statements of Income

December 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

	At December 31,
	2006 ThU.S.$	2007 ThU.S.$
OPERATING INCOME:
Sales revenue	2,849,657	3,575,732
Cost of sales	(1,434,101)	(1,938,040)
Gross profit	1,415,556	1,637,692
Administration and selling expenses	(550,240)	(629,130)

Operating income	865,316	1,008,562

NON-OPERATING INCOME:
Interest earned	26,968	21,273
Share of net income of related companies (note 7)	8,468	11,889
Other non-operating income (note 21)	14,589	28,380
Investment loss of related companies	—	(24)
Amortization of goodwill (note 8)	(2,818)	(2,911)
Interest expenses	(139,360)	(180,771)
Other non-operating expenses (note 22)	(17,429)	(28,570)
Price-level restatement (note 1)	451	(875)
Foreign currency exchange rate (note 1)	7,986	12,475

Non-operating loss	(101,145)	(139,134)

Income before taxes, minority interest and amortization of negative goodwill	764,171	869,428
Income taxes (note 15)	(149,401)	(176,737)
Income before minority interest and amortization of negative goodwill	614,770	692,691
Minority interest (note 23)	100	(1,078)
Income before amortization of negative goodwill	614,870	691,613
Amortization of negative goodwill (note 8)	4,551	4,052

Net income	619,421	695,665

The accompanying notes 1 to 28 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Statements of Consolidated Cash Flows

December 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

	At December 31,
	2006 ThU.S.$	2007 ThU.S.$

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	619,421	695,665
Loss (Profit) on sale of assets
Loss (profit) on sale of property, plant and equipment	(761)	145
Items affecting income not involving the movement of cash:
Depreciation	185,414	251,278
Amortization of intangibles	36	46
Write-offs and provisions	2,532	3,919
Profit from investments accounted for under the equity method	(8,468)	(11,889)
Interest loss of related companies	—	24
Amortization of goodwill	2,818	2,911
Amortization of negative goodwill	(4,551)	(4,052)
Net price level restatement	(451)	875
Foreign currency exchange rate	(7,986)	(12,475)
Others	75,224	86,465
Decrease (Increase) in current assets:
Clients and debtors	(226,939)	(160,933)
Inventory	(34,977)	(10,283)
Other current assets	(33,129)	(49,550)
Increase (Decrease) in current liabilities:
Suppliers and creditors	59,831	123,974
Interest payable	19,231	51,621
Provision for income taxes	75,055	39,599
Other current liabilities	49,718	21,702

Net cash flows from operating activities	772,018	1,029,042

The accompanying notes 1 to 28 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Statements of Consolidated Cash Flows, continued

December 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

	At December 31,
	2006 ThU.S.$	2007 ThU.S.$

CASH FLOWS FROM FINANCING ACTIVITIES
Loans from financial institutions	713,463	1,177,030
Loans paid	(690,443)	(1,216,252)
Public liabilities	—	268,110
Bonds issue	—	(130,000)
Dividends paid	(194,691)	(284,343)
Other	—	(3,309)

Net cash flow from financing activities	(171,671)	(188,764)

CASH FLOWS FROM INVESTING ACTIVITIES
Sales of property, plant and equipment	6,460	29,964
Purchase of property, plant and equipment	(722,719)	(590,744)
Permanent investments	(10,176)	(212,052)
Capitalized interest paid	(38,903)	(704)
Other investments	629	5,342

Net cash flow from investment activities	(764,709)	(768,194)

Net cash flows from operating, investing and financing activities	(164,362)	72,084

Effect of inflation	10,153	10,844

Net decrease in cash and cash equivalents	(154,209)	82,928
Initial balance of cash and cash equivalents	338,511	184,302

FINAL BALANCE OF CASH AND CASH EQUIVALENTS	184,302	267,230

The accompanying notes 1 to 28 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Organization and basis of presentation

Celulosa Arauco y Constitución S.A., a Chilean corporation (the “Company”), and its subsidiaries are engaged principally in the production of pulp, forestry and wood products and the management of its subsidiaries’ forestry assets.

The financial statements of the Company and its subsidiaries (collectively known as “Arauco”) are presented on a consolidated basis and have been prepared on the basis of accounting principles generally accepted in Chile and specific guidelines issued by the Superintendencia de Valores y Seguros (the “Chilean Securities Commission”). The Company consolidates the financial statements of the companies in which it controls a majority of voting shares. All significant intercompany transactions have been eliminated. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain minor reclassifications among account headings have been made to these consolidated financial statements in order to present them on a basis more familiar to readers of financial statements in the United States (the “U.S.”).

The consolidated financial statements as of December 31, 2006 and 2007 include the following direct and indirect subsidiaries of the Company, all of which are incorporated in Chile (except as otherwise noted).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

(a)	Organization and basis of presentation, continued

	Interest of the Company as of December 31, 2007			Total December 31, 2006
Subsidiary company	Direct %	Indirect %	Total %	Total %
Agenciamiento y Servicios Profesionales S.A. (Mexico)	—	99.99	99.99	99.99
Alto Paraná S.A. (Argentina)	—	99.98	99.98	99.97
Arauco Denmark ApS (Denmark)	—	99.99	99.99	99.99
Arauco Distribución S.A.	—	99.99	99.99	99.99
Arauco Ecuador S.A. (Ecuador)	0.10	99.89	99.99	99.99
Arauco Florestal Arapoti S.A. (Brazil)	—	79.99	79.99	—
Arauco Forest Brazil S.A. (Ex-L.D. Forest Products S.A.) (Brazil)	42.93	57.06	99.99	99.99
Arauco Forest Products B.V. (The Netherlands)	—	99.99	99.99	99.99
Arauco Generación S.A.	98.00	1.99	99.99	99.99
Arauco Honduras S. de R.L. de C.V. (Honduras)	0.06	99.93	99.99	99.99
Arauco Internacional S.A.	98.03	1.96	99.99	99.99
Arauco Perú S.A. (Peru)	—	99.99	99.99	99.99
Arauco Wood Products, Inc. (U.S.A.)	0.39	99.60	99.99	99.99
Araucomex S.A. de C.V. (Mexico)	—	99.99	99.99	99.99
Aserraderos Arauco S.A.	99.00	0.99	99.99	99.99
Bosques Arauco S.A.	1.00	98.93	99.93	99.93
Caif S.A. (Argentina)	—	99.99	99.99	99.99
Controladora de Plagas Forestales S.A.	—	61.17	61.17	60.44
Ecoboard S.A. (Argentina)	—	99.99	99.99	99.99
Ecoresin S.A. (Argentina)	—	99.99	99.99	99.99
Faplac S.A. (Argentina)	—	99.99	99.99	99.99
Flooring S.A. (Argentina)	—	99.99	99.99	60.00
Forestal Arauco Costa Rica S.A. (Costa Rica)	8.47	91.52	99.99	99.99
Forestal Arauco Guatemala S.A. (Guatemala)	0. 12	99.87	99.99	99.99
Forestal Arauco S.A.	99.92	—	99.92	99.92
Forestal Celco S.A.	1.00	98.93	99.93	99.93
Forestal Cholguán S.A.	—	97.43	97.43	97.31
Forestal Concepción S.A. (Panamá)	—	99.99	99.99	99.99
Forestal Cono Sur S.A. (Uruguay)	—	99.99	99.99	99.99
Forestal Los Lagos S.A.	—	79.94	79.94	79.94
Forestal Misiones S.A. (Argentina)	—	99.99	99.99	99.99
Forestal Valdivia S.A.	1.00	98.93	99.93	99.93
Industrias Forestales S.A. (Argentina)	10.00	89.99	99.99	99.99
Inversiones Celco S.L. (Spain)	32.02	67.97	99.99	99.99
Investigaciones Forestales Bioforest S.A.	1.00	98.93	99.93	99.93
Forestal Nuestra Señora del Carmen S.A. (Ex - La Señora del Milagro S.R.L.) (Argentina)	10.00	89.99	99.99	99.99
Molduras Trupán S.A.	1.00	98.99	99.99	99.99
Norwood S.A.	—	—	—	99.99
Paneles Arauco S.A.	99.00	0.99	99.99	99.99
Placas Do Paraná S.A. (Brazil)	7.82	92.17	99.99	99.99
Servicios Logísticos Arauco S.A.	45.00	54.99	99.99	99.99
Southwoods Arauco-Lumber and Millwork LLC (U.S.A.)	—	99.61	99.61	99.61
Trupán Argentina S.A. (Argentina)	—	99.99	99.99	99.99

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

(b)	Currency records

On January 1, 2002, the Company and its subsidiaries Aserraderos Arauco S.A. and Paneles Arauco S.A. began maintaining their accounting records and preparing their financial statements in U.S. dollars.

On January 1, 2003, the subsidiaries Forestal Arauco S.A., Forestal Celco S.A., Bosques Arauco S.A., Forestal Valdivia S.A., Forestal Cholguán S.A. and Arauco Internacional S.A. also began maintaining their accounting records and preparing their financial statements in U.S. dollars.

The Company’s other Chilean subsidiaries maintain their accounting records and prepare their financial statements in Chilean pesos.

(c)	Price-level restatement and foreign currency exchange rate

(i)	Price-level restatement

The charge or credit for price-level restatement of the subsidiaries that record and prepare their financial statements in Chilean pesos in the consolidated financial statements is comprised of the following two factors:

(A)	the effect of changes in the purchasing power of the Chilean peso during each year presented in the consolidated financial statements; and

(B)	the change in the value of assets and liabilities which are denominated in inflation index-linked units of account called Unidades de Fomento (“UF”).

(ii)	Changes in purchasing power

The effect of the changes in the purchasing power of the Chilean peso during each year presented in the consolidated financial statements, relating to the effect of the changes on the assets, liabilities and net income of the subsidiaries that record and prepare their financial statements in Chilean pesos, is calculated by restating non-monetary assets, liabilities, shareholders’ equity and income statement accounts to reflect changes in the Chilean consumer price index from the date they were acquired or incurred to the end of the year. The net purchasing power gain or loss calculated as described above, and included in net income, reflects the effect of Chilean inflation on the value of non-monetary assets and liabilities (other than UF- and foreign currency-denominated assets and liabilities) held by these subsidiaries.

The restatements were calculated using the official consumer price index of the Chilean National Institute of Statistics and are based on the “prior month rule,” according to which inflation adjustments are based on the CPI at the close of the month preceding the close of the relevant period or transaction. This index is considered by the business community, the accounting profession and the Chilean government to be the index which most closely complies with the technical requirement to reflect the variation in the general level of prices in Chile and, consequently, is widely used for financial reporting purposes in Chile.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

(c)	Price-level restatement and foreign currency exchange rate, continued

(ii)	Changes in purchasing power, continued

The values of the CPI were as follows:

	Index	Change from previous December 31,
December 31, 2006	124.23	2.6%
December 31, 2007	133.95	7.8%

The values of the CPI used for the price-level restatement for the two most recent fiscal periods were as follows:

	Index	Change from previous November 30,
November 30, 2006	124.11	2.1%
November 30, 2007	133.34	7.4%

The above-mentioned price-level restatements do not purport to represent appraisal or replacement values and are intended only to restate all non-monetary financial statement components in terms of local currency of a single purchasing power and to include in the net result for each year the gain or loss in purchasing power arising from the holding of monetary assets and liabilities exposed to the effects of inflation.

(iii)	Inflation Index-linked units of account (UF)

Assets and liabilities that are denominated in inflation index-linked units of account are stated at the period-end values of the respective units of account. The principal inflation index-linked unit used in Chile is the UF, which changes daily to reflect the changes in Chile’s CPI.

Interest-bearing assets and liabilities that are denominated in UFs have their interest rates expressed in terms of an interest rate spread in excess of the indexation of the UF.

Values for the UF were as follows (historical pesos per UF):

Ch$
December 31, 2006	18,336.38
December 31, 2007	19,622.66

(iv)	Foreign currency exchange rate

The charge or credit for foreign currency exchange rate is comprised of the change in the value of assets and liabilities denominated in foreign currencies.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

(c)	Price-level restatement and foreign currency exchange rate, continued

(v)	Assets and liabilities denominated in foreign currencies

Assets and liabilities denominated in foreign currencies other than U.S. dollars are detailed in note 17 and have been translated into U.S. dollars at the relevant observed exchange rate reported by the Central Bank of Chile. The observed exchange rates for foreign currencies reported by the Central Bank on the specified dates were as follows:

	At December 31,
	2006 U.S.$ 1	2007 U.S.$ 1
Chilean peso (Ch$)	532.39	496,89
Euro	0.76	0,68
Argentine peso (Ar$)	3.06	3,15
Brazilian real (R$)	2.14	1,77
Unidad de Fomento (UF)	0.03	0,03

The differences arising in the valuation of assets and liabilities denominated in foreign currencies as a result of variations in the exchange rates are accounted for in the income statement as an item of foreign currency exchange rate in the year in which they arise. Realized and unrealized losses and realized gains on interest rate swaps are accounted for under the account headings “Interest and other financial expenses” and “Interest earned” in the period in which they arise. See note 1(o).

Credit (charge) to income for price-level restatement in each of the reporting periods was comprised of the restatements of non-monetary assets, UF and foreign currency-denominated monetary assets and liabilities, shareholders’ equity and income statement accounts as follows:

Credit (charge) to income for price-level restatement:

	Year ended December 31,
	2006 ThU.S.$ Credit (Charge)	2007 ThU.S.$ Credit (Charge)
Assets, liabilities and equity restated by CPI
Shareholders’ equity of subsidiaries in Chilean pesos	(543)	(2,499)
Property, plant and equipment, net	322	1,226
Inventories	514	103
Other assets and liabilities, net	160	883

Net effect on income	453	(287)

Price-level restatement of income statement accounts	(2)	(588)

Credit (charge) to income by CPI	451	(875)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

(c)	Price-level restatement and foreign currency exchange rate, continued

Credit (charge) to income for foreign currency exchange rate:

	Year ended December 31,
	2006 ThU.S.$ Credit (Charge)	2007 ThU.S.$ Credit (Charge)
Assets restated by foreign currency
Trade accounts receivable	1,643	6,927
Other assets	12,780	41,720
Liabilities restated by foreign currency
Bank borrowings	(1,195)	(3,242)
Trade accounts payable	232	(5,625)
Dividends payable	(403)	(4,910)
Other liabilities	(5,071)	(22,395)

Net effect on income from foreign currency	7,986	12,475

(d)	Time deposits, marketable securities and investments purchased under agreements to resell

Time deposits are shown at cost plus accrued interest. Marketable securities are shown at the lower of cost plus accrued interest or market value.

Financial instruments purchased under agreements to resell are held at acquisition cost plus accrued interest.

Investments in money market funds are stated at market value based on year-end quoted values.

(e)	Inventories

Inventories of raw materials, spare parts and supplies have been stated at the average price or restated cost as determined by price-level restatement principles for those subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos. Imports in transit are held at accumulated cost at the balance sheet date plus price-level restatement for subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos.

For those subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos, finished goods are stated at an average unit production cost for the year, including production overhead and depreciation of fixed assets, plus price-level restatement.

Inventory of forests in exploitation is stated at the commercially appraised value at which these forests were transferred from fixed assets.

Finished goods are valued at the lower of average cost of production or market value. For those subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos, inventory is valued at the lower of price-level restated cost (or transferred value in the case of forest inventory) and market value.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

(f)	Property, plant and equipment

(i)	Property, plant and equipment, excluding forests

The property, plant and equipment of the Company and those of its subsidiaries that maintain their accounting records and prepare their financial statements in U.S. dollars are valued at cost. The property, plant and equipment of the other Chilean subsidiaries, excluding forests, are valued at cost plus price-level restatement. The carrying value of property, plant and equipment was adjusted in 1979 in accordance with the regulations of the Chilean Securities Commission. See note 6.

Property, plant and equipment, excluding forests and land, is depreciated on a straight-line basis over the estimated remaining useful lives of the underlying assets.

Financing costs of projects requiring major investments in long-term construction and those costs incurred from financing specific projects are capitalized and amortized over the estimated useful lives of the related assets. Profits and losses on the sale of property, plant and equipment, excluding forests, are accounted for as the difference between the book value and the consideration received.

The Company has conducted an impairment analysis of its significant assets and concluded that no impairment charge is necessary.

(ii)	Forests

Radiata pine that is less than 16 years old is valued at the cost of development, maintenance and protection plus price-level restatement (until December 31, 2002). Finance costs related to the development of the forests are not capitalized but are expensed in the income statement.

Radiata pine that is 16 or more years old is valued in accordance with a commercial valuation performed by Arauco based on sample measurements of forest growth carried out by independent third parties. The difference between the commercial valuation at year-end and the prior year’s valuations plus price-level restatement (until December 31, 2002) is accounted for as an adjustment to “Forests” and to shareholders’ equity under the account heading “Forestry and other reserves”.

Forests which are due to be exploited within one year are reallocated to inventory under current assets.

On the sale of a related finished good, the shareholders’ equity account “Forestry and other reserves” is reduced by the amount of the commercial valuation allocable to such finished good. Such commercial valuation is excluded from cost of sales.

Commercial valuations are not performed on native forests.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

(g)	Investments in related companies

Investments in companies over which Arauco exercises significant, but not controlling, influence are shown under other non-current assets and are accounted for using the equity method. Arauco is presumed to exercise significant influence where its participation in a company is between 20% and 50%.

Arauco’s proportionate share in the net income and losses of related companies is recognized in non-operating income in the statement of income on an accrual basis, after eliminating any unrealized profits from transactions between related companies.

Investment in related companies acquired through December 31, 2003 are accounted for using the equity method, in accordance with Circular Letter No. 368 of the Chilean Securities Commission.

Investment in related companies acquired after December 31, 2003 are accounted for using the proportional net worth method, in accordance with Circular Letter No. 1697 of the Chilean Securities Commission.

Investments in foreign companies are accounted for in accordance with Technical Bulletin No. 64 of the Accountants Association of Chile.

(h)	Income taxes

Effective January 1, 2000, the effects of deferred income taxes arising from temporary differences between the basis of assets and liabilities for tax and financial statement purposes are recorded in accordance with Technical Bulletins Nos. 60, 68 and 69 of the Chilean Institute of Accountants and Circular 1466 of the Chilean Securities Commission. The effects of deferred income taxes up to January 1, 2000 that were not previously recorded were recognized in accordance with the transitional period provided by Technical Bulletin No. 60, against asset or liability account (“complementary accounts”) and were recorded. Complementary accounts are amortized to income over the estimated average reversal periods corresponding to underlying temporary differences to which the deferred tax asset or liability related. Deferred income taxes by January 1, 2000 are recognized in income as the temporary differences are reversed.

Deferred income tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The valuation allowance should be sufficient to reduce the deferred income tax assets to an amount that is more likely than not to be realized.

(i)	Bonds

Bonds are shown at face value plus accrued interest as of each year-end. The discount on, and expenses incurred in, the issue of the bonds are shown under other non-current assets and are amortized over the term of the instruments.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

(j)	Staff severance indemnities

Arauco has recorded a liability for long-term severance indemnities in accordance with the collective agreements entered into with its employees. Generally, upon leaving Arauco, employees who have completed five years of service are entitled to one month’s salary for each year of service, up to the retirement age of 60 and 65 years for women and men, respectively. The provision for severance compensation is calculated on the basis of the present value of the total accrued cost of this benefit, discounted at a real annual interest rate of 5%.

(k)	Research and development expenses

The cost of research, project development and special studies are charged to income in the period in which they are incurred, except for the cost of fixed assets once development has been approved. The cost of research and development charged to income was U.S.$3,218 thousand and U.S.$3,231 thousand for the year ended December 31, 2006 and 2007, respectively.

(l)	Negative goodwill on investments

Any excess of the fair value of net assets (book value until December 31, 2003) of a company acquired over the purchase consideration paid is accounted for as a reduction of the consolidated assets in the balance sheet and is amortized to the income statement over a five-year period or the life time of acquired assets.

Since January 2004, the lower and higher value of investments represent the difference between the acquisition value of the investment of the related business and the fair value of said investment as of the acquisition date, which is depreciated according to the expected return period of said investment.

The modifications to the fair value, higher and/or lower values are completed in a timeframe no longer than a year since the acquisition date.

(m)	Goodwill on investments

Any consideration paid to acquire a company in excess of fair value of net assets (book value until December 31, 2003) is accounted for as an increase of the consolidated assets in the balance sheet and is amortized over a five-year period or the life time of acquired assets.

Since January 2004, the lower and higher value of investments represent the difference between the acquisition value of the investment of the related business and the fair value of said investment as of the acquisition date, which is depreciated according to the expected return period of said investment.

The modifications to the fair value, higher and/or lower values are completed in a timeframe no longer than a year since the acquisition date.

(n)	Cash and cash equivalents

Arauco considers cash and cash equivalents as representing cash and cash instruments with an original maturity of less than three months. Cash flows from operating activities include all business-related cash flows as well as interest paid, financial income and in general, all cash flows not defined as resulting from financing or investing activities. The operating concept used in this statement is broader than that in the consolidated statements of income.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

(o)	Interest rate swaps

Interest rate swap agreements are considered hedges of existing items and accounted for in accordance with Technical Bulletin No. 57 of the Accountants Association of Chile.

(p)	Government grants awarded for forestry activities

Grants that are received from the Chilean government for forestry activities are accounted for as a credit to shareholders’ equity or as a reduction in the cost of the forests. These amounts are realized as income on sale of the related finished goods.

(q)	Provision for vacation pay

Vacation pay earned by employees but not paid is accounted for on an accrual basis.

(r)	Allowance for doubtful accounts

Allowance for doubtful accounts is recorded based on analyses of collectibility on an individual account basis.

(s)	Leasing assets

Financing leases are recorded at the present value of the minimum lease payments, discounted by the purchase option interest rate indicated in the contract. The obligations are recorded as current and long-term liabilities net of deferred interest.

(t)	Intangibles

Intangible assets are recorded at cost, adjusted for price-level restatement, and are amortized over 20 years.

(u)	Revenue recognition policy

Revenues are recorded in accordance with Technical Bulletin No. 70 of the Accountants Association of Chile.

(v)	Interest rate swap contracts

Interest expense on swap contract-related debt is adjusted for the net amount receivable or payable under the swap contract. The initial premium payable upon entry into the swap contract is amortized over the period of the underlying contract.

(w)	Software

Internal development software costs are expensed when incurred. Purchased software is capitalized and amortized over the estimated useful life up to a maximum of four years. Capitalized software assets are classified in “Property, plant and equipment” as “other assets.”

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

(x)	Translation of foreign subsidiaries, continued

Beginning January 1, 2002, the financial statements of the Company’s foreign subsidiaries are translated into U.S. dollars in accordance with B.T. No. 64. In accordance with B.T. No. 64, the financial statements of foreign subsidiaries whose activities do not constitute an extension of the Chilean parent company’s operations and operate in countries that are exposed to significant risks, restrictions or inflation/exchange fluctuations, are remeasured into U.S. dollars before translation into the accounting records of the parent company. The Company has remeasured the operations of its Argentinean subsidiaries and the Panamanian agency that are not considered an extension of Arauco’s operations into U.S. dollars as follows:

•	Monetary assets and liabilities are translated at year-end rates of exchange between the U.S. dollar and the local currency.

•	All non-monetary assets and liabilities and shareholders’ equity are translated at historical rates of exchange between the U.S. dollar and the local currency.

•	Income and expense accounts are translated at average rates of exchange between the U.S. dollar and the local currency.

•	The effects of any exchange rate fluctuations as compared to the U.S. dollar are included in the results of operations for the relevant year.

Until December 31, 2001, under B.T. No. 64, each investment in foreign subsidiaries was price-level restated, in order to separate the effect of price-level restating the foreign investment, which was reflected in income, from the effect of the foreign currency translation gain or loss, which was reflected in equity in the account “Cumulative Translation Adjustment,” as the foreign investment itself was measured in U.S. dollars. For the years ended December 31, 2007 and 2006, as allowed by B.T. No. 64, the Company designated U.S. dollar denominated debt as an economic hedge of its net foreign investment in Argentina.

As of December 31, 2007, the Company’s investments in Argentina represented 8.1% of its consolidated assets, compared to 8.5% as of December 31, 2006.

It is not possible to predict what developments will occur in the Argentine economy, what effects the Argentine economic crisis and the devaluation of the Argentine peso may have on the economic and financial condition of the Company’s Argentine subsidiaries or whether the Argentine economic crisis may affect developments in other emerging markets including Chile. The Company’s financial statements include the financial effects of recent current Argentine developments in accordance with both Chilean Securities Commission instructions and Technical Bulletin guidelines.

2.	CHANGES IN ACCOUNTING POLICIES

There are no significant changes in accounting principles or presentation for the years covered in these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

3.	MARKETABLE SECURITIES

Marketable securities as of each year-end, were as follows:

	As of December 31,
	2006 ThU.S.$	2007 ThU.S.$
Mutual fund units	141,201	193,509

Total marketable securities	141,201	193,509

4.	TRADE ACCOUNTS RECEIVABLE

Trade accounts receivable as of each year-end were as follows:

	As of December 31,
	2006 ThU.S.$	2007 ThU.S.$
Trade accounts receivable	556,648	599,000
Allowance for doubtful accounts	(9,983)	(11,123)

Total trade accounts receivable	546,665	587,877

As of December 31, 2006 and 2007, no single customer accounted for more than 10% of the outstanding balance of accounts receivable. Arauco takes steps to reduce the risk of non-payment for goods sold, including the use of letters of credit, receipt of advance payments and the use of insurance policies. If such measures were to fail, Arauco would be exposed to a maximum credit loss equivalent to the accounting balance. Arauco has not experienced any significant losses as a result of non-payment of accounts receivable.

5.	INVENTORIES

Inventories have been valued in accordance with the policy described in note 1(e). The principal components were as follows:

	As of December 31,
	2006 ThU.S.$	2007 ThU.S.$
Finished goods (pulp)	40,662	61,700
Finished goods (timber and panels)	204,635	172,350
Work in progress	14,528	22,628
Sawlogs, pulpwood and chips	53,696	72,705
Raw material	67,484	80,941
Forests under exploitation	224,796	304,299
Pending imports	3,196	1,441
Other	25,551	38,408

Total inventories	634,548	754,472

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

6.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, including forests, have been valued as described in note 1(f).

Technical revaluation and adjustment of book value

The balances of buildings and other infrastructure, machinery and equipment and other include amounts arising from the technical revaluation of certain assets performed during 1979, in accordance with regulations of the Chilean Securities Commission.

The accumulated net book value of these revaluations as of each year-end is detailed below by class of asset:

	As of December 31,
	2006 ThU.S.$	2007 ThU.S.$
Buildings and other infrastructure	2,386	2,275
Machinery and equipment	204	169

Total increase in value due to technical revaluation of property, plant and equipment	2,590	2,444

Depreciation of property, plant and equipment was calculated as described in note 1(f) and was as follows:

	As of December 31,
	2006 ThU.S.$	2007 ThU.S.$
Depreciation of:
Property, plant and equipment (excluding land and forests)	185,268	251,132
Technical revaluation	146	146

Total	185,414	251,278

Accumulated depreciation was as follows:

	As of December 31,
	2006 ThU.S.$	2007 ThU.S.$
Accumulated depreciation of:
Property, plant and equipment (excluding land and forests)	2,205,222	2,407,907
Technical revaluation	65,250	65,397

Total	2,270,472	2,473,304

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

6.	PROPERTY, PLANT AND EQUIPMENT, continued

Forests

The cost and the commercial valuation increment of the forests, determined as described in note 1(f), was as follows:

	As of December 31,
	2006 ThU.S.$	2007 ThU.S.$
Cost of forests	991,502	1,117,769
Commercial valuation increment	1,572,730	1,749,484

Total	2,564,232	2,867,253

7.	INVESTMENTS IN RELATED COMPANIES

a)	Effected Investments

During the term ending on December 31, 2007, the following investments were made:

Between October and December of 2007, contributions were made to the subsidiaries Arauco Forest Brasil S.A., Placas do Paraná S.A. and Arauco Florestal S.A. for a total of US$235,804 thousand, primarily to finance the purchase of the Stora Enso group of businesses, producing in the operations a greater value of US$10,479 thousand (note 11).

The acquired corporations indicated in item f) were as follows:

i) The subsidiary Arauco Internacional S.A. has an 80% controlling interest in Stora Enso Arapoti Empreendimientos Agrícolas S.A. (now Arauco Florestal Arapoti S.A.).

ii) The subsidiary Placas do Paraná S.A. acquired 20% of the capital stock of Stora Enso Arapoti Industria de Papel S.A.

iii) The subsidiary Placas do Paraná S.A. incorporated 100% of the company Stora Enso Arapoti Serraria Ltda.

During the term ending on December 31, 2006 the following investments were made:

In the previous period we acquired, through the subsidiary Bosques Arauco S.A. 8.97% of the capital stock of Controladora de Plagas Forestales Corporation S.A. for US$35 thousand. Arauco’s stake in this company is now 60.62%.

On October 11, 2006, the subsidiary Aserraderos Arauco S.A., acquired Norwood Corporation S.A. for US$4,700 thousand. This investment generated a decrease in value of US$2,075 thousand and an initial adjustment to the value of the assets of US$3,566 thousand.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

7.	INVESTMENTS IN RELATED COMPANIES, continued

On November 10, 2006 the purchase of the rights to La Señora del Milagro S.R.L. (now Forestal Nuestra Señora del Carmen S.A.) in Argentina materialized for US$5,441 thousand through the subsidiary Arauco Internacional S.A., producing in this operation a decrease in value, which relative to the analysis of the acquired assets, remained at US$2,294 thousand.

b)	Dividends received

At the end of each financial year we received the following dividends:

	As of December 31,
	2006 ThU.S.$	2007 ThU.S.$
Dynea Brasil S.A.	2,778	4,436
Puerto de Lirquén S.A.	2,558	1,943
Eka Chile S.A.	3,262	—

Total	8,598	6,379

c)	Taxes on unremitted earnings

Deferred taxes have not been recorded, nor has the investment been adjusted, for taxes that may arise on the distribution or remittance of earnings from investments in related companies as these earnings will either be indefinitely reinvested or will not result in the imposition of additional taxes.

f)	Investments in Brazil

On September 27, 2007, our negotiations with Stora Enso Oyj, of Switzerland and Finland, concluded successfully, participating in the assets that Stora Enso Oyj had acquired from International Paper in Brazil.

A summary of the agreements reached and subscribed are as follows:

a)	Our Brazilian subsidiary Arauco Florestal S.A. acquired 80% of the shares of Stora Enso Arapoti Empreendimentos Agrícolas S.A., which owns 50,000 hectares of land, including plantations of 25,000 hectares of pine and 5,000 hectares of eucaplyptyus in the town of Arapoti, Paraná, Brazil;

b)	Our Brazilian subsidiary Placas do Paraná S.A. acquired 20% of the shares in Stora Enso Arapoti Industria de Papel S.A., which owns a paper producing plant with a production capacity of 205,000 tons of paper per year, also located in the town of Arapoti, Paraná in Brazil;

c)	Our Brazilian subsidiary Placas do Paraná S.A. acquired 100% of the shares or rights in Stora Enso Arapoti Serraria Ltda., which owns a sawmill with a production capacity of 150,000 m3/year, also in Arapoti, Paraná, Brazil.

The structure of the purchase and sale involved the payout on behalf of the purchasing companies of US$208,000,000 which was financed through their own resources and bank credits contracted by Arauco.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

INVESTMENTS IN RELATED COMPANIES, continued

g)	Others

1.	During the financial year 2006, Arauco Europe S.A., the subsidiary of Arauco Internacional S.A. was dissolved.

2.	On January 1st, 2007 Norwood S.A. was merged into the subsidiary Aserraderos Arauco S.A.

The investments in related companies at each year-end were as follows:

	As of December 31,
	Percentage Participation		Investment Value		Net income of investee
	2006%	2007%	2006 ThU.S.$	2007 ThU.S.$	2006 ThU.S.$	2007 ThU.S.$
Puerto de Lirquén S.A.	20.14	20.14	23,806	28,288	2,512	3,541
Inversiones Puerto Coronel S.A.	50.00	50.00	12,770	16,553	1,686	1,808
Servicios Corporativos Sercor S.A.	20.00	20.00	1,259	1,426	306	(24)
Eka Chile S.A.	50.00	50.00	25,708	31,488	1,201	2,168
Dynea Brasil S.A.	50.00	50.00	18,967	18,547	2,763	3,991
Genómica Forestal S.A.	0.00	25.00	—	2	—	—
Stora Enso Arapoti Industria de Papel S.A.	0.00	20.00	—	14,692	—	381

Total			82,510	110,996	8,468	11,865

8.	GOODWILL AND NEGATIVE GOODWILL

a)	Goodwill as of each year-end was as follows:

	As of December 31,
	2006		2007
	Amortization for the period ThU.S.$	Balance of goodwill ThU.S.$	Amortization for the period ThU.S.$	Balance of goodwill ThU.S.$
Eka Chile S.A.	2,421	2,421	2,421	—
Southwoods-Arauco Lumber L.L.C.	300	300	300	—
Forestal Los Lagos S.A.	54	755	70	685
Norwood S.A.	26	2,049	15	278
Forestal Nuestra Señora del Carmen S.A. (ex—La Señora del Milagro S.R.L.)	17	2,082	105	2,172

Total goodwill	2,818	7,607	2,911	3,135

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

8.	GOODWILL AND NEGATIVE GOODWILL, continued

b)	Negative goodwill as of each year-end was as follows:

	As of December 31,
	2006		2007
	Amortization for the period ThU.S.$	Balance of negative goodwill ThU.S.$	Amortization for the period ThU.S.$	Balance of negative goodwill ThU.S.$
Forestal Cholguán S.A.	1	—	—	—
Arauco Forest Brasil S.A. (ex—L.D. Forest Products S.A.)	3,797	59,438	4,021	55,417
Ecoresin S.A.	474	321	20	301
Ecoboard S.A.	271	115	11	104
Controladora de Plagas Forestales S.A.	8	—	—	—
Arauco Florestal Arapoti S.A. (*)	—	—	—	10,479

Total negative goodwill	4,551	59,874	4,052	66,301

(*)	Pursuant to the Chilean Securities Commission’s Circular Letter No. 1697, the Company is conducting additional analyses of some assets that eventually will be added to the currently reported values.

9.	OTHER NON-CURRENT ASSETS

Other non-current assets as of each year-end were as follows:

	As of December 31,
	2006 ThU.S.$	2007 ThU.S.$
Recoverable taxes	18,546	20,756
Bond issue expenses	9,671	10,121
Discounts on bond issues	2,939	4,307
Forestry roads	14,426	16,530
Other	4,510	3,520

Total other non-current assets	50,092	55,234

10.	CURRENT BANK BORROWINGS

Current bank borrowings as of year-end were as follows:

	As of December 31,
	2006 ThU.S.$	2007 ThU.S.$
Total outstanding	203,453	168,352
Principal outstanding	202,196	167,324
Weighted average annual interest rate	5.30	5.41

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

10.	CURRENT BANK BORROWINGS, continued

Current bank borrowings were denominated as follows:

	As of December 31,
	2006 ThU.S.$	2007 ThU.S.$
Obligations in foreign currency	203,453	168,028
Obligations in local currency	—	324

Total current bank borrowings	203,453	168,352

11.	CURRENT LIABILITIES

(a)	The following liabilities, excluding bank borrowings, fall due within one year:

	As of December 31,
	2006 ThU.S.$	2007 ThU.S.$
Current portion of bonds	134,468	34,852
Current portion of other long-term liabilities	421	521
Trade accounts payable	199,000	220,666
Accounts and notes payable to related parties	4,617	8,330
Current provisions	58,148	52,079
Sundry accounts payable and other liabilities	86,729	51,606

Total	483,383	368,054

(b)	The percentages of these obligations in foreign and local currency, were as follows at year-end:

	As of December 31,
	2006%	2007%
Foreign currency	69.84	60.96
Local currency	30.16	39.04

Total	100.00	100.00

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

12.	BONDS

Arauco had five series of Yankee Bonds and one series of bonds sold pursuant to Rule 144A (the “Rule 144A Bonds”) outstanding as of December 31, 2007.

The balances of the bonds were as follows:

	As of December 31,
	2006 ThU.S.$	2007 ThU.S.$
Current
Yankee Bonds 1st Issue	100,292	—
Yankee Bonds 2nd Issue	4,834	4,834
Yankee Bonds 3rd Issue	8,749	8,749
Yankee Bonds 4th Issue	8,915	8,915
Yankee Bonds 5th Issue	7,303	7,303
Yankee Bonds 6th Issue	4,375	4,047
Rule 144 A Bonds	—	1,004

Total current (including accrued interest)	134,468	34,852

Long-term
Yankee Bonds 2nd Issue	225,000	225,000
Yankee Bonds 3rd Issue	270,500	270,500
Yankee Bonds 4th Issue	387,000	387,000
Yankee Bonds 5th Issue	300,000	300,000
Yankee Bonds 6th Issue	400,000	370,000
Rule 144A Bonds	—	270,000

Total long-term	1,582,500	1,822,500

Less total accrued interest	34,468	34,852

Total principal outstanding	1,682,500	1,822,500

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

12.	BONDS, continued

These bonds have the following characteristics:

	Yankee Bonds 1st Issue	Yankee Bonds 2nd Issue	Yankee Bonds 3rd Issue	Yankee Bonds 4th Issue	Yankee Bonds 5th Issue	Yankee Bonds 6th Issue	Rule 144A Bonds Issue
Issue date	Dec. 15, 1995	Oct. 3, 1997	Aug. 15, 2000	Sept. 10, 2001	Jul. 9, 2003	April 20, 2005	June 9, 2007

Authorized Amount (nominal)	12 years ThU.S. $100,000	12 years ThU.S.$ 100,000 20 years ThU.S.$ 125,000	10 years ThU.S.$ 300,000	10 years ThU.S.$ 400,000	10 years ThU.S.$ 300,000	10 years ThU.S.$ 400,000	10 years ThU.S.$ 270,000

Authorized Amount (outstanding)		12 years ThU.S.$ 100,000 20 years ThU.S.$ 125,000	10 years ThU.S.$ 270,500	10 years ThU.S.$ 387,000	10 years ThU.S.$ 300,000	10 years ThU.S.$ 370,000	10 years ThU.S.$ 270,000

Issue amount	12 years ThU.S.$ 100,000	12 years ThU.S.$ 100,000 20 years ThU.S.$ 125,000	10 years ThU.S.$ 300,000	10 years ThU.S.$ 400,000	10 years ThU.S.$ 300,000	10 years ThU.S.$ 400,000	10 years ThU.S.$ 270,000

Amounts Authorized but not issued	—	—	—	—	—	—	—

Principal Repayment	December 2007	12 years September 2009 20 years September 2017	August 2010	September 2011	July 2013	April 2015	June 2017

Interest rate (excluding effects of any interest rate swap)	7.00%	12 years 7.20% 20 years 7.50%	8.625%	7.75%	5.125%	5.625%	6.375%

Interest Payment	Semi-annually	Semi-annually	Semi-annually	Semi-annually	Semi-annually	Semi-annually	Semi-annually

As of December 2007, the principal and interest amounts due with respect to these bonds were as follows:

Year	ThU.S.$
2008 (*)	34,852
2009	100,000
2010	270,500
2011	387,000
2013	300,000
2015	370,000
2017	395,000

Total	1,857,352

(*)	This amount corresponds to accrued interest.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

13.	ACCRUED LIABILITIES

(a)	Accrued liabilities were as follows:

	As of December 31,
	2006 ThU.S.$	2007 ThU.S.$
Accrual for staff vacations	10,732	14,141
Plant maintenance accrual	11,731	—
Standby letters of credit	504	516
Staff severance indemnities	3,302	2,478
Selling and other transportation costs provisions	3,694	4,956
Electrical expense provision	3,650	3,388
Staff salary and benefits	5,384	4,768
Forestry activity expenses	2,393	2,205
Pending monthly provisional payments	5,752	10,150
Chlorate Plant provision	1,708	—
Services and fees provision	1,863	2,320
Other current liabilities	7,435	7,157

Total accrued liabilities	58,148	52,079

(b)	Liability for staff severance indemnities

The liability for staff severance indemnity payments is shown at its present value as described in note 1(j). The movement in this account was as follows:

	As of December 31,
	2006 ThU.S.$	2007 ThU.S.$
Balance at beginning of period	21,456	24,080
Provision during the period	3,911	7,057
Provision with charge to assets	29	—
Payments during the period	(1,316)	(775)

Balance as of period-end	24,080	30,362

	As of December 31,
	2006 ThU.S.$	2007 ThU.S.$
Shown in the balance sheet as:
Current	3,302	2,478
Long-term	20,778	27,884

Total	24,080	30,362

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

14.	LONG-TERM BANK BORROWINGS

(a)	Long-term bank borrowings including accrued interest outstanding at each year-end were as follows:

		As of December 31, 2006		As of December 31, 2007
Bank or financial institution	Denomination	Long-term Portion ThU.S.$	Short-term Portion ThU.S.$	Long-term Portion ThU.S.$	Short-term Portion ThU.S.$
J.P. Morgan-Chase (Argentine Collateral Trust) (1)	U.S.$	100,000	100,198	—	—
Tesoro Argentino (2)	U.S.$	557	851	—	847
Citigroup (Revolving Facility) (3)	U.S.$	240,000	1,611	160,000	81,458
Santander Overseas Bank Inc. (4)	U.S.$	9,600	2,770	7,200	2,685
BBVA New York (5)	U.S.$	—	—	240,000	2,051
Banco Alfa	R$	184	97	107	118
Banco Itau	R$	—	8,431	—	—
Banco Safra	R$	158	114	54	137
Banco Modal	R$	—	6,806	—	—
Banco Sampo	U.S.$	6,546	3,296	3,273	3,287
Banco ABN	U.S.$	970	994	—	980
International Finance Corporation	U.S.$	5,000	69	—	—
Citibank	U.S.$	—	7,060	—	—
Banco Rio	U.S.$	—	3,084	—	—
Banco Francés	U.S.$	—	2,047	—	—
Banco Do Brasil	R$	1,756	618	—	2,737

Total long-term bank borrowings		364,771	138,046	410,634	94,300

The weighted average interest rates for long-term foreign currency-denominated debt for the years ended December 31, 2006 and 2007 were 5.80% and 4.90%, respectively. Arauco enters into interest rate swap agreements to swap certain amounts of its non-U.S. dollar denominated payment obligations for U.S. dollar-denominated payment obligations.

Six-month LIBOR on December 31, 2006 and 2007 was 5.37% and 4.65%, respectively.

(1)	The Argentine subsidiary Alto Paraná S.A. obtained a U.S.$ 250 million loan in order to redeem preferred equity shares. The loan is denominated in U.S. dollars, and has a variable interest rate of LIBOR plus a market spread. Interest payments are due semi-annually and principal is payable in five semi-annual payments, which was prepaid in June 2007.

(2)	Alto Paraná owed an initial aggregate principal amount of U.S.$ 13 million and additional accrued interest payable to the Argentine government in respect of certain loans originally made by Banco Nacional de Desarrollo to Alto Paraná. These loans were originally covered by guarantees issued by the governments of other countries that sought reimbursement from the Argentine government for payment made under these guarantees. The Argentine government renegotiated its debt with the “Paris Club” countries and, pursuant to Resolution 40/95 issued by the Ministry of Economy and Public Works and Services, has extended these terms to the Argentine companies that originally incurred this debt, including Alto Paraná. According to their terms, those Governmental Obligations have been restructured to mature in installments between 1995 and 2008 and accrue interest at a contractual rate of LIBOR plus a spread of up to 0.625%.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

14.	LONG-TERM BANK BORROWINGS, continued

(3)	On August 3, 2004, the Company obtained a syndicated loan for U.S.$ 240 million with a group of banks lead by Citigroup, BBVA, Calyon and Dresdner Kleinwort Wasserstein. The credit is structured as a revolving facility, allowing the Company to borrow, prepay and borrow the committed amount again during the life of the credit facility. Funds will be used for debt refinancing and other corporate purposes.

The term of the credit is five years and the interest rate is LIBOR plus 0.275% if the outstanding amount is less than 50% of the facility, and LIBOR plus 0.30% if the outstanding amount is more than 50% of the facility.

(4)	The subsidiary Forestal Los Lagos S.A. obtained a U.S.$ 12 million loan in order to repay outstanding debt. The loan was denominated in U.S. dollars and had a variable interest rate of LIBOR plus 0.50%. Interest payments are due semi-annually while the loan principal is repayable in seven semi-annually payments, which begin on January 2, 2007.

(5)	On September 27, 2007 the Company obtained a loan for U.S. $240 million, which matures in 2016, and with an interest of Libor + 0.2%. Amortization of principal is on a semi-annual basis.

(b)	Debt distribution

As of December 31, 2006 and 2007, long-term bank borrowings, including both the current portion and interest accrued, were denominated in U.S. dollars and Brazilian reals.

(c)	Maturity of long-term bank borrowings

As of December 31, 2007, the maturities of long-term bank borrowings payable were as follows:

Year	ThU.S.$
2009	165,834
2010	4,800
2011 and thereafter	240,000

Total	410,634

The principal financial covenant contained in the instruments or agreements with respect to such long-term bank borrowings was as follows:

•	The interest coverage ratio must not be less than 2.0.

•	The ratio of debt to consolidated tangible net worth must not be higher than 1.2.

•	Consolidated net worth must not be less than U.S.$ 2,500 million.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

15.	INCOME TAXES

(a)	Taxable income

In accordance with Chilean law, the Company and each of its subsidiaries determine and pay tax on a separate basis and not on a consolidated basis.

On a consolidated basis, Arauco recorded charges for income taxes amounting to U.S.$124,008 thousand and U.S.$133,885 thousand for the years ended December 31, 2006 and 2007, respectively. Furthermore, Arauco established provisions for U.S.$34 thousand as of December 31, 2006 and U.S.$279 thousand as of December 31, 2007, in accordance with Article 21 of the Income Tax Law. These amounts are shown in “Income tax payable,” net of monthly prepayments and training expenses.

The detail of income tax expense is as follows:

	As of December 31,
	2006 ThU.S.$	2007 ThU.S.$
Income tax	(124,008)	(133,885)
Adjustment to prior year’s tax expense	1,078	6,292
Provisions estimated in accordance with Article No. 21 of the Income Tax Law in Chile	(34)	(279)
Deferred income tax	(36,987)	(51,623)
Tributary benefit for tributary losses	1,406	1,648
Amortization of complementary accounts	(654)	(469)
Other charges and credits to the account	3,875	1,579
Income and liabilities effects for deferred tax provision valuation charges	5,923	—

Total Income Tax	(149,401)	(176,737)

(b)	Retained taxable earnings

Shareholders of Chilean corporations are entitled to a tax credit against tax due on dividend distributions to the extent of their allocable share of tax paid by the corporation on such earnings prior to distribution. The retained taxable earnings generated by the Company, along with the related tax credit, if any, that would be available to shareholders on distribution of such amounts, are presented below. Under Chilean tax law, dividend distributions must be made from earnings in years with available credits on a first-in, first-out basis. Remaining tax credits on undistributed earnings as of December 31, 2007 were as follows:

	Retained Earnings		Shareholders’ Tax Credit ThU.S.$
	With Credit ThU.S.$	Without Credit ThU.S.$
Balance as of December 31, 2006	122,575	579	25,106
Balance as of December 31, 2007	207,899	42,962	23,100

Total	330,474	43,541	48,206

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

15.	INCOME TAXES, continued

(c)	Deferred taxation

As explained in note 1(h), as of December 31, 2006 and 2007 Arauco recorded accumulated deferred taxes arising from temporary differences as follows:

	As of December 31, 2006
	Deferred tax assets		Deferred tax liabilities
	Current ThU.S.$	Long term ThU.S.$	Current ThU.S.$	Long term ThU.S.$
Allowance for doubtful accounts	2,150	360	—	—
Deferred revenues	134	76	—	—
Accrual for staff vacations	1,601	—	—	—
Production costs	—	—	8,945	—
Value difference and property, plant and equipment depreciation	—	—	477	163,335
Capitalized expenses	—	—	8,394	17,101
Obsolescence reserve	621	—	—	—
Debt issue and project expenses	—	—	—	3,057
Staff severance indemnities	2,561	1,134	—	—
Tax loss carry-forwards	2,933	31,783	—	—
Property, plant and equipment valuation	—	25,500	—	3,713
Accrual for contingencies	253	1,424	—	—
Argentine peso devaluation	1,972	—	—	—
Other	6,151	756	555	1,717
Leasing assets	130	964	763	890
Sales provision	4,616	—	—	—

Total	23,122	61,997	19,134	189,813

Complementary accounts, net of accumulated amortization (1)	(2,719)	(4,473)	—	(4,826)
Valuation provision	—	—	—	—

Total	20,403	57,524	19,134	184,987

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

15.	INCOME TAXES, continued

(c)	Deferred taxation, continued

	As of December 31, 2007
	Deferred tax assets		Deferred tax liabilities
	Current ThU.S.$	Long term ThU.S.$	Current ThU.S.$	Long term ThU.S.$
Allowance for doubtful accounts	2,913	335	—	—
Deferred revenues	287	59	—	—
Accrual for staff vacations	2,015	—	—	—
Production costs	—	—	10,539	—
Capitalized expenses	—	—	10,144	21,418
Value difference and property, plant and equipment depreciation	—	—	477	203,542
Staff severance indemnities	3,582	1,498	—	—
Debt issue and project expenses	—	—	—	4,476
Obsolescence reserve	1,008	—	—	—
Accrual for contingencies	658	1,371	—	—
Tax loss carry-forwards	2,719	29,733	—	—
Property, plant and equipment valuation	—	560	—	14,950
Other	7,099	574	928	2,194
Leasing assets	611	790	1,619	648
Sales provision	2,832	—	135	—
Inventories value	993	83	—	—

Total	24,717	35,003	23,842	247,228

Complementary accounts, net of accumulated amortization (1)	(2,719)	(49)	—	(6,339)
Valuation provision	—	—	—	—

Total	21,998	34,954	23,842	240,889

(1)	These accounts reverse over the same period as the timing differences that gave rise to them with an average of approximately 15 years.

16.	FORESTRY GRANTS

Forestry grants are included in shareholders’ equity under the account heading “Forestry and other reserves.” These grants are transferred to income at the time of sale of the related finished goods. The Company’s forestry subsidiaries received forestry grants of U.S.$252 thousand during the year ending December 31, 2006 and received forestry grants of U.S.$100 thousand during the year ending December 31, 2007.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

17.	ASSETS AND LIABILITIES DENOMINATED IN LOCAL AND FOREIGN CURRENCY

As of each year-end, Arauco had assets and liabilities denominated in local and foreign currencies. These assets and liabilities are shown at their U.S. dollar equivalent at each year-end.

		At December 31,
	Currency	2006 ThU.S.$	2007 ThU.S.$
Assets
Current Assets:
Cash and banks	U.S.$	5,379	7,370
Cash and banks	Ch$	3,283	3,109
Cash and banks	Ar$	69	14,058
Cash and banks	R$	1,802	2,752
Cash and banks	Euro	3,379	6,095
Cash and banks	Mx$	1,864	1,647
Cash and banks	Other currencies	896	2,430
Time deposits and marketable securities	U.S.$	100,778	134,731
Time deposits and marketable securities	Ch$	12	1,076
Time deposits and marketable securities	R$	15,554	26,913
Time deposits and marketable securities	Euro	46,570	67,043
Time deposits and marketable securities	Ar$	6	6
Trade accounts receivable	U.S.$	412,517	468,916
Trade accounts receivable	Ch$	44,586	56,693
Trade accounts receivable	Ar$	19,521	10,397
Trade accounts receivable	R$	25,980	27,449
Trade accounts receivable	Euro	26,380	11,313
Trade accounts receivable	Mx$	4,666	8,209
Trade accounts receivable	Other currencies	13,015	4,900
Other accounts receivable	U.S.$	15,941	32,391
Other accounts receivable	Ch$	26,987	41,221
Other accounts receivable	Ar$	9,234	18,902
Other accounts receivable	R$	1,404	11,231
Other accounts receivable	Euro	5,295	4,007
Other accounts receivable	Mx$	1,301	630
Other accounts receivable	Other currencies	158	318
Inventories	U.S.$	621,406	693,740
Inventories	Ch$	13,142	60,732
Other current assets	U.S.$	44,613	67,400
Other current assets	Ch$	96,825	106,162
Other current assets	Ar$	35,043	36,199
Other current assets	R$	4,868	6,280
Other current assets	Mx$	1,311	1,321
Other current assets	Euro	4,071	85
Other current assets	Other currencies	1,301	39

Total current assets		1,609,157	1,935,765

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

17.	ASSETS AND LIABILITIES DENOMINATED IN LOCAL AND FOREIGN CURRENCY, continued

		At December 31,
	Currency	2006 ThU.S.$	2007 ThU.S.$
Property, plant and equipment and other assets:
Property, plant and equipment	U.S.$	6,068,192	6,560,873
Property, plant and equipment	Ch$	43,713	16,914
Other assets	U.S.$	61,922	83,132
Other assets	Ch$	11,136	15,852
Other assets	Ar$	20,085	20,676
Other assets	R$	715	1,130
Other assets	Mx$	37	45
Other assets	Other currencies	1	—

Total property, plant and equipment and other assets		6,205,801	6,698,622

Total assets		7,814,958	8,634,387

		At December 31,
	Currency	2006 ThU.S.$	2007 ThU.S.$
Liabilities
Current liabilities:
Current bank borrowings	U.S.$	165,747	168,028
Current bank borrowings	Ar$	37,706	—
Current bank borrowings	Ch$	—	324
Current portion of long-term bank borrowings	U.S.$	121,980	91,308
Current portion of long-term bank borrowings	R$	16,066	2,992
Current portion of bonds	U.S.$	134,468	34,852
Notes and trade accounts payable	U.S.$	88,989	113,633
Notes and trade accounts payable	Ch$	85,049	97,493
Notes and trade accounts payable	Euro	2,833	7,731
Notes and trade accounts payable	Mx$	2,058	1,069
Notes and trade accounts payable	Other currencies	23	911
Notes and trade accounts payable	R$	6,697	6,429
Notes and trade accounts payable	Ar$	24,672	7,786
Other current liabilities	U.S.$	25,192	16,399
Other current liabilities	Ch$	60,762	46,205
Other current liabilities	Euro	205	108
Other current liabilities	Other currencies	34	67
Other current liabilities	R$	15,336	22,965
Other current liabilities	Ar$	36,300	11,228
Other current liabilities	Mx$	765	1,178

Total current liabilities		824,882	630,706

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

17.	ASSETS AND LIABILITIES DENOMINATED IN LOCAL AND FOREIGN CURRENCY, continued

		At December 31,
	Currency	2006 ThU.S.$	2007 ThU.S.$
Long-term liabilities:
Long-term bank borrowings	U.S.$	362,673	410,473
Long-term bank borrowings	R$	2,098	161
Bonds	U.S.$	1,582,500	1,822,500
Other long-term liabilities	U.S.$	16,234	45,107
Other long-term liabilities	Ch$	121,919	150,210
Other long-term liabilities	Other currencies	—	2
Other long-term liabilities	R$	48,296	66,682
Other long-term liabilities	Ar$	11,921	28,126
Other long-term liabilities	Mx$	152	—

Total long-term liabilities		2,145,793	2,523,261

Total liabilities		2,970,675	3,153,967

18.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

	As of December 31,
Company	Relationship	2006 ThU.S.$	2007 ThU.S.$	Transaction
(a) Current assets
Eka Chile S.A.	Affiliate	1,729	915	Accounts receivable
CMPC Maderas S.A.	Indirect	19	24	Accounts receivable
Dynea S.A.	Indirect	—	101	Accounts receivable
Stora Enso Arapoti Industria de Papel S.A.	Affiliate	—	9,778	Accounts receivable
Forestal del Sur S.A.	Indirect	495	561	Accounts receivable

Total current assets		2,243	11,379

(b) Current liabilities
Compañía de Petróleos de Chile Copec S.A.	Affiliate of Shareholder	1,185	6,011	Accounts payable
Puerto de Lirquén S.A.	Affiliate	1,079	737	Accounts payable
Fantoni S.P.A.	Indirect	1,582	—	Accounts payable
Abastible S.A.	Indirect	231	244	Accounts payable
Servicios Corporativos Sercor S.A.	Indirect	6	4	Accounts payable
Sigma S.A.	Indirect	3	4	Accounts payable
Cía. Puerto de Coronel S.A.	Affiliate	459	459	Accounts payable
Fundación Educacional Arauco	Affiliate	40	645	Accounts payable
Empresas Copec S.A.	Indirect	23	—	Accounts payable
Codelco Chile	Indirect	3	1	Accounts payable
Cía. Sudamericana de Vapores S.A.	Indirect	—	214	Accounts payable
Entel S.A.	Indirect	5	9	Accounts payable
Depósitos Portuarios Lirquén S.A.	Indirect	1	2	Accounts payable

Total current liabilities		4,617	8,330

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

18.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES, continued

During the years ended December 31, 2006 and 2007, Arauco had the following related party transactions, higher than U.S.$200 thousand, that affected net income:

		Purchases (sales) Year ended December 31,
		2006 ThU.S.$	2007 ThU.S.$
(a)	Compañía de Petróleos de Chile Copec S.A.:
	Purchases of fuel	41,007	83,044
(b)	Puerto de Lirquén S.A.:
	Port services	5,604	8,942
(c)	Abastible S.A.:
	Purchases of fuel	2,228	3,701
	Other sales	(327)	—
(d)	Cía. Puerto de Coronel S.A:
	Stockpiling services	5,467	5,554
(e)	Portaluppi, Guzmán y Bezanilla Abogados:
	Legal advice	1,190	1,384
(f)	Eka Chile S.A.:
	Purchase of sodium chlorate	19,633	52,205
	Electricity sale	(17,210)	(34,104)
	Other purchases	225	16
(g)	Forestal del Sur S.A.:
	Purchase of wood and timber	2,042	1,723
	Sales of chips	(2,204)	(8,500)
	Other purchases	336	206
(h)	CMPC Celulosa S.A.:
	Sales timber	(2,098)	(784)
	Purchase timber	1,431	189
(i)	Cía. Sud Americana de Vapores S.A.:
	Freight services	5,147	10,580
(j)	CMPC Maderas S.A.:
	Purchase timber	2,313	714
(k)	Dynea Brasil S.A.:
	Purchase of chemical products	25,164	29,602
	Purchase of melamine paper	10,189	15,695
	Sales of fuel	(397)	(425)
	Other sales	(364)	(493)
(l)	Forestal Mininco S.A.:
	Sales timber	(1,396)	(91)
(m)	Sodimac S.A.:
	Sales timber	(48,254)	(57,578)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

18.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES, continued

		Purchases (sales) Year ended December 31,
		2006 ThU.S.$	2007 ThU.S.$
(n)	Cenelca S.A.:
	Purchase of electricity	248	411
(o)	Codelco Chile:
	Other purchases	540	384
(p)	Colbún S.A.:
	Sales of electricity	(137)	(13,055)
(q)	Copec Mobil Ltda.:
	Oil purchases	121	283
(r)	Empresas Copec S.A.:
	Managing services	225	235
(s)	ENTEL S.A.:
	Other purchases	235	73
(t)	Stora Enso Industria de Papel S.A.:	—	(802)
	Sales Timber

19.	CONTINGENCIES AND COMMITMENTS

Warranties

Full, unconditional and irrevocable warranty of the Company on behalf of its subsidiary Alto Paraná S.A., in relation to the issuance of Rule 144A Bonds dated as of June 9th, 2007 for the amount of US$270,000,000 due in June 2017.

Binding bail of the Company on behalf of its subsidiary Arauco Generación S.A. in relation to the construction of a sodium chloride plant of Eka Chile S.A.

Trials or other legal proceedings

A)	The Company is involved in the following proceedings and legal actions regarding the operation of the Valdivia Plant:

1)	Through Exempt Resolution No. 0250 dated April 1, 2004, the Environmental Regional Commission (“COREMA”) opened an investigation in connection with some alleged violations of environmental regulations pursuant to Resolution of Environmental Description No. 279-1998 by the Valdivia Project.

The Company answered the charges before the Commission. Nevertheless, through Resolution No.387 dated May 24, 2004, the Commission resolved, among other things, to (a) fine the Company 900 Monthly Tax Units (“UTM,” a Monthly Tax Unit that is a Chilean inflation-indexed, peso-denominated monetary unit which is set monthly in advance based on the previous month’s inflation rate) (U.S. $62 thousand at December 31) for failure to comply with the terms and conditions set forth in Sections 2, 11, 12 and 13 of the Resolution of Environmental Description; (b) accept the measures proposed by the Company to mitigate the odor problem, establishing a schedule for the execution of such measures and (c) point out that the industrial waste fluids discharge system of the emergency system must comply with the Evaluating System of Environmental Impact (Law 19,300). The aforementioned Resolution No. 387 was judicially appealed in the Civil Court of Puerto Montt on June 4, 2004, in connection with part of the fine mentioned in clause (a) above, and the Company paid 10% of the total claimed. The case is currently in progress.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

2)	Pursuant to the Records of Inspection dated July 8, 2004 and finalized on July 15, 2004, Valdivia’s Department of Health Services began a Sanitary Indictment for the alleged emission of odors at the Valdivia Plant. On July 19, 2004, the Valdivia Plant filed its reply. Through Resolution 1775 dated December 17, 2004, Valdivia’s Department of Health Services resolved to fine Arauco 1,000 UTM (U.S.$68 thousand at December 31, 2007) and established some requirements to be fulfilled by the Company.

On December 27, 2004, Arauco judicially appealed the aforementioned Resolution in the First Civil Court of Valdivia. The matter is currently pending resolution.

3)	Through Resolution No. 860 dated December 21, 2004, COREMA began sanction proceedings against the Company due to the discharge of refrigeration water at the Valdivia Plant, the disposal of solid waste, the accumulation of spills and the spilling of non-authorized effluents.

On January 11, 2005, Arauco filed its response, and through Resolution No. 182 dated March 15, 2005, COREMA resolved to sanction the Company with 800 UTM (U.S.$55 thousand at December 31, 2007), Arauco appealed that sanction on March 31, 2005 and paid 10% of the total claimed. The case is currently in progress.

4)	Through resolution dated April 22, 2005, the Regional Ministerial Secretary of Health (the “Health SEREMI”) fined Arauco 1,000 UTM (U.S.$68 thousand at December 31, 2007), due to a fatal accident involving an employee in January 2005. The Company appealed the fine in the Second Civil Court of Valdivia, through case No. 785-2005, which is currently in progress.

5)	Through Resolution No. 17 dated January 18, 2005, COREMA began sanction proceedings against the Company due to an alleged increase in the capacity of the plant, an increase of additional discharge waters into the Cruces River, a lack of compliance with the quality and emission guidelines for fluid waste, a lack of compliance with the required measurement of TRS gas and a lack of compliance with other measurement parameters. The Company filed its appeal last January 31, 2005.

Through Resolution No. 197 dated March 18, 2005, COREMA fined Arauco 1,400 UTM (U.S.$96 thousand at December 31, 2007). Arauco appealed that sanction and paid the required percentage of the total claimed. The case is currently in progress, through case No. 777-05

6)	Through Resolutions 3300 and 3301 dated December 20, 2004, the Superintendent of Sanitary Services began sanction proceedings against the Company due to the Company exceeding the guidelines of the Resolution on Environmental Description, approved by the Study of Environmental Impact regarding the total emission of phosphate and temperature.

Through Resolution 290 dated January 26, 2005, the Superintendent of Sanitary Services fined Arauco 200 Annual Tax Units (“UTA”, an Annual Tax Unit that is a Chilean inflation-indexed, peso-denominated monetary unit which is set monthly in advance based on the previous month’s inflation rate)(U.S.$165 thousand at December 31, 2007). This Resolution was judicially appealed on February 9, 2005 in the appropriate Civil Court of Santiago, which rejected the complaint. The resolution was appealed in the Appeal Court, and the matter is currently in progress.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

7)	Several complaints have been filed with the Warranty Court of Valdivia, due to alleged violations in connection with the operations of the Valdivia Plant. All the complaints are being addressed through a single investigation. The complaints charge alleged violations set forth in Article 291 of the Penal Code, Article 136 of the Fishing Law and Article 38 of the National Monuments Law. The investigation is currently in progress in the appropriate District Attorney’s office. In the opinion of the management, based on the reports of its legal counsel, the evidence in the investigation does not credit responsibility to the Company for these events.

8)	On April 27, 2005, the State of Chile Defense Committee filed an indemnity demand against the Company in the First Civil Court of Valdivia for environmental harm and indemnities. The Company filed its response, and the matter is currently in progress.

9)

Through Resolution 1755 dated June 24, 2005, the Superintendent of Sanitary Services began a sanction proceeding against the Company for exceeding emissions standards regarding temperature, suspended solid waste, arsenic, total phosphorus, hexavalente chrome, molybdenum and nickel. On July 11, 2005, the Company filed its response to the Superintendent. Nevertheless, on December 26, 2005, the Superintendent resolved to sanction the Company with a fine of 400 UTA (U.S.$331 thousand at December 31, 2007). The Company appealed to the 26th Civil Court of Santiago. The claim was denied according to a notification dated September 6, 2007. In virtue of that, the Company filed an appeal, which is currently pending resolution.

10)	On January 25, 2006, the Health SEREMI commenced a sanitary proceeding with regard to a fatal accident in January 2006 involving an employee of a contractor working in the Valdivia project. The proceeding is currently pending resolution. It is management’s opinion, based on reports of the legal counsel, that the evidence linked to the investigation does not attribute responsibility of the Corporation or their officers for the events occurred.

11)	As a result of a complaint regarding odors perceived by some citizens of the city of Valdivia on May 19, 2007, the Sanitary Authority initiated a sanitary investigation against Valdivia Plant. Arauco presented their responses dated May 28, 2007 and the matter is pending final resolution.

B)	Arauco is subject to the following legal actions and proceedings affecting its Arauco Plant:

1)	On August 23, 2004, Arauco’s Department of Health Services began a sanitation investigation based on the nuisance caused by a turpentine spill at the Arauco Plant. Through a Resolution dated November 8, 2004, Arauco’s Department of Health Services resolved to fine the Company 1,000 UTM (U.S.$68 thousand at December 31, 2007).

This Resolution was judicially appealed on November 17, 2004 before the Court of Lebu, and is currently pending resolution.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

2)	On June 24, 2007, Mr. Luis Ricardo Ibacache, in his capacity as President of the Labor Union of Independent Shellfish Gatherers of Caleta Laraquete, filed for a protection order against the Company, in which he accuses of having caused filtrations of toxic materials to the Andalien River of the Laraqute sector.

The Company denies every part of the complaint.

The Company appeared before the court and requested the rejection of the protection order in all its parts. The protection order was finally rejected on October 26, 2007. The resolution was not appealed, and the judgment has been executed. With it, the referenced protection order was lifted.

C)	Arauco is subject to the following legal actions and proceedings affecting its Nueva Aldea Forestry Industrial Complex:

1)	On April 8, 2005, several appeal claims were filed against the Resolution on Environmental Qualification of the Project of New Works and Updates of the Nueva Aldea Forestry Industrial Complex, which had been approved on March 10, 2005. The aforementioned appeals were filed by individuals who participated in the development of the Study on Environmental Impact, with the participation of citizens. On May 4 and May 31, 2005, respectively, the Company and the Regional Environmental Commission of the Eighth Region informed the public about the appeals, which are currently in progress.

We consider that the Resolution on Environmental Qualification is sufficiently funded and adjusted to current law. In management’s opinion, based on reports of the legal counsel, such appeals should be rejected.

2)	On December 15, 2005, the Health SEREMI commenced a sanitary proceeding with regard to an accident involving the exposure of three employees of Echeverría Izquierdo Montajes Industriales, S.A., while handling the equipment owned by a subcontractor of Echeverría Izquierdo Montajes Industriales, S.A. The Company was required to appear in the proceeding and submitted all required paperwork. Through Resolution 2810, dated June 29, 2006, the SEREMI resolved to sanction various companies, including Arauco, which the SEREMI fined 300 UTM (US$21 thousand at December 31, 2007). Arauco subsequently presented an appeal to the sanction before the court of Concepción. The proceeding is currently in progress.

3)	At the end of March 2006, several appeal claims were presented against the Resolution on Environmental Qualification of the Project of New Works and Updates of the Nueva Aldea Forestry Industrial Complex, which were approved on February 20, 2006. The appeals were filed by individuals who participated in the development of the Environmental Impact Study, with the participation of other Chilean citizens. On May 31, 2006, the company informed the Executive Committee of the CONAMA about the appeals. The proceedings are currently in progress.

We consider that the Resolution on Environmental Qualification is sufficiently funded and adjusted to current law. In management’s opinion, based on reports of the legal counsel, such appeals should be rejected.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

4)	On December 27, 2006, a dispute was presented by relatives of Mr. Pablo Reyes Cerda, a former employee of a contracting company of the Nueva Aldea Forestry Industrial Complex, who died on November 24, 2006, relating to his alleged homicide. The State Prosecutor of Quirihue is carrying out the investigation. In the opinion of the management, based on the reports of its legal counsel, the evidence in the investigation does not credit responsibility to the Company for these matters.

5)	In October of 2006, Mr. Héctor Manuel Rabanal Baeza filed charges with the corresponding Prosecutor for damages to private property. The complaint alleges damages were caused by operations of the Pulp Plant of the Forestry Industrial Complex of Nueva Aldea. The corresponding Prosecutor is carrying out the investigation. In the opinion of the management, based on the reports of its legal counsel, the evidence in the investigation does not credit responsibility to the Company for these matters.

6)	According to the Inspection Records dated June 11, 2007, the Sanitary Authority requested that a Company representative present the files previously mentioned referring to an alleged event of odors occurring on the same date. The proceeding is currently ongoing.

7)	On March 9, 2007, Mr. Andrés Cáceres Lorca, in representation of don Eduardo Alberto Schwencke Balde and of the Hydro Power Company, submitted a claim for an alleged usurpation of the right to explore underground waters. The State Prosecutor of Quirihue is conducting the investigation. In the opinion of the management, based on the reports of its legal counsel, the evidence in the investigation does not credit responsibility to the Company for these matters.

8)	As of December 20, 2007, the Company has been notified of nine similar complaints. Eight complaints are directed against Echeverría Izquierdo Montajes Industriales S.A., as employer and against Celulosa Arauco and Constitución S.A., as the responsible subsidiary, and also directly against Arauco. The other complaint is directed against Mr. Leonel Enrique Espinoza Canales as employer and against Celulosa Arauco and Constitución S.A., as responsible subsidiary, and directly against Arauco.

The complaints requests that all the plaintiffs (72 plaintiffs in total) be indemnified for the damages that they allegedly suffered as a result of the event which took place in December of 2005, referenced in item C.2 above.

Notified of said complaints, the Company opposed on the basis of lack of jurisdiction, and answered the principal complaints, claiming that they are invalid for failure to state a claim. Also, the Company responded to the secondary complaints directly against the Company, requesting them to be rejected for lacking any merit. The matter is currently proceeding.

D)	Arauco is subject to the following legal actions and proceedings affecting its Constitución Plant:

1)	On January 24, 2006, the Company was notified of a claim for an injunction brought by Alvaro Santa María Prieto and Alejandro Lagos Letelier in the Court of Constitucion, seeking to modify the Company’s activities in the area with respect to air quality control guidelines. In the opinion of the management, based on the reports of its legal counsel and the factual information available to us, this complaint lacks merit.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

E)	Celulosa Arauco y Constitución S.A. has the following legal actions and proceedings affecting its Pulp Plant of Licancel:

1)	Dated June 16, 2007, a Recourse of Protection against the Company was submitted before the Appeals Court of Talca by Mrs. Ana María Lepe Céspedes, acting as President of the Community Organization Participa on behalf of Juan Poblete and other natural individuals (file number 789-07), regarding the spill in the Celulos Plant Licancel to the Matiquito River on June 5th, 2007.

Another appeal presented by Ms. Ana María Lepe Céspedes was added to the referenced claim, also in her capacity as President of the Community Organization Participa and on behalf of the same persons. The claim was presented as a result of the duct breakage of which the claimant was informed of on June 19, the date of the spillage into the Mataquito River.

The Company informed the Court on July 11, requesting this resource to be denied.

2)	On February 5, 1993 and July 21, 1994 it was requested to the General Direction of Waters (DGA) on behalf of the antecessor in the case of the Planta de Celulosa Licancel (Licancel S.A.) authorization for the construction of corresponding projects to the fluent lagoon (Effluent Treatment Dam), the fresh water lagoon (Regulation for the storage of Water), water intake (projects for capturing waters) and the diffuser (projects for the diffusion of effluents) of said plant. After a long process that included the interposition of a resource of reconsideration, the applications were denied dated as of June 19, 2007 (Resolution 1415). In the above referenced matter, a resource was presented on July 19, 2007 requesting before the respective Appeals Court that, amongst other aspects, Resolution 1415 dated June 19, 2007 to be reversed.

The Company desisted to the mentioned appeal dated December 5, 2007, and the DGA approved the same works (Resolution 2475 of October 17, 2007).

3)	By the Inspection Act Nº 3851 dated as of June 5, 2007 the Sanitary Authority of the Maule Region initiated a sanitary Indictment regarding the death of fish in the Matiquito River detected on June 5, 2007 that was attributed to spilling of industrial liquids from the Licancel Plant. The Company presented its responses at the Lincantén Office of the Health SEREMI of the Maule Region dated June 12, 2007. The proceeding is still pending.

4)	The Sanitary Indictment (Rit 489-2007) initiated by the Sanitary Authority, according to the Inspection Act number 1150 of June 18, 2007 was initiated regarding leaking of industrial liquid on the ground and the draining to the Louders Channel and the Mataquito River, the creation of chip movement in the collection area and movement of these to such patio since it would result in an infraction to the current operational prohibitions.

Responses were presented on June 22, 2007, date of the citation, and date on which investigations were also conducted resulting in the need for new factual declarations.

Through a resolution dated August 20, 2007, the company was fined 2,000 UTM. The Company presented an appeal to the same authority, which was rejected on October 11, 2007. The resolution to the Sanitary Authority was the subject of a claim presented to the 4th Civil Court of Talca, dated October 31, 2007, which is still pending.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

5)	Sanitary Indictment (Rit Nº 535-2007) initiated by the Sanitary Authority, according to the Inspection Act No 1153 dated June 21, 2007, regarding the functioning of a Black Liquor (Licor Negro) pool that would infringe the current operational prohibitions, disposing the immediate detention of the process and if necessary, the withdrawal and moving of the product, preventing any effect on the community, environment or workers health. The Company presented its responses but on July 13 the Health SERMI imposed a fine for 1000 UTM (US$68 thousand at December 31, 2007) and kept the functioning prohibition for a total of 60 business days until they obtain a favorable report from the Sanitary Authority. On July 20, 2007 Arauco presented a reposition resource to the Health SEREMI of the Maule Region with the purpose of leaving the July 13 resolution without effect, which was denied on September 28, 2007. A judicial claim was filed on October 1, 2007, and matter is currently pending resolution. In any case, the Health SEREMI of the Maule Region lifted the functioning ban (Resolution Nº 6860 dated October 22, 2007).

6)	Pursuant to Resolution N° 1768, dated June 7, 2007, the Superintendency of Sanitary Services ordered the Company, amongst other things, the suspension of discharges to the Licancel Plant to Mataquito River until, given the permanent compliance of the corresponding norms governing the discharges, said Superintendent authorizes to proceed with the discharges. Pursuant to resolution dated November 12, 2007, of the Superintendencia de Servicios Sanitarios revoked Resolution 1768 referenced above, with which the suspension order regarding the discharges to the Mataquito River remained without effect.

7)	Pursuant to Resolution N° 1828 dated June 13, 2007, the Sanitary Services Superintendent initiated an administrative sanctioning process against the Company regarding the surpassing of the maximum levels allowed for the pH parameters and suspended solids. The Company presented its responses within the time established in the resolution, which was June 25, 2007.

Pursuant to a resolution dated June 26, 2007 the Sanitary Services Superintendent resolved to amplify the charges included in resolution 1828.

Arauco presented its respective responses dated as of July 17, 2007. However, by resolution no. 2589 of August 28, 2007, the Sanitary Services Superintendent sanctioned the Company with a fine of 100 UTA (US$83 thousand at December 31, 2007) for not following the applicable emission norms and with a fine of 1000 UTA (US$826 thousand at December 31, 2007) for risking the health of the population. This last sanctioned was appealed before the Court of Santiago and the matter is currently still pending resolution.

8)	The Public Ministry initiated an investigation related to the death of fish above-mentioned, to which complaints presented by both public and private entities were accumulated. The investigation is being led by part of the prosecutor’s office of Licanten (Ruc 0700427552-1).

9)	According to the Inspection Act Nº 1155, dated July 10, 2007, the black liquor pool had been functioning; however, the movement of trucks with pieces of pine during the loading and unloading process would have been observed, and the presence of loaded trucks in the sector west of the aviation field would have also been observed. Pursuant to this, the Company was requested to present their responses regarding the sanitary indictment, which was done on July 20, 2007. The matter is still pending.

10)	On September 7, 2007, the State Defense Council presented a complaint against the Company for reparations of environmental damages and indemnifications of damages to the Fourth Civil Tribunal of Talca (Rol 322-2007). After the Company was notified, the parties agreed to suspend the proceeding for ninety business days, which was approved by the tribunal on December 21, 2007.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

The Company is not currently involved in any other court proceedings or any other legal actions that could significantly affect its financial, economic or operational conditions.

Other contingencies

a)	The Electricity and Fuel Superintendent imposed sanctions on Arauco’s subsidiary Arauco Generación S.A. for alleged deficiencies in the Central Interconnected System. Arauco Generación S.A. is appealing these sanctions in the Court of Justice and with the Superintendent, and the matter is currently pending resolution. The amounts of the fines in question reach Ch$50,186 thousand (U.S.$101 thousand), and have been recorded in the consolidated financial statements.

b)	On October 8, 2007 the Administracion Federal de Ingresos Públicos (“AFIP”) notified the subsidiary Alto Paraná S.A. the commencement of an administrative process (“court-initiated proceedings”), where the deductibility to the Income Tax, certain expenses, interests and exchange gains or losses generated by Private Negotiable Obligations that were issued by the Company in 2001 and precanceled in 2007 for a sum of US$250 million are being questioned.

On December 14, 2007, the AFIP notified Alto Paraná S.A. that it rejected the subsidiary’s position and proceeded to demand the income, within fifteen business days, of the calculated differences in the Income Taxes for the financial years 2002, 2003 and 2004 for the sum of US$ 53,052 thousand in principal and the rest as back interest and penalty fines.

Based on the opinion of the legal counsel and according to the analysis and evaluation of the grounds of the claim, of the applicable norm and the existing judicial precedents, the Company considers that there are solid grounds that credit the legitimacy of it going forward in the determination of its tributary charge, ending up hopeful that the fiscal claim is revoked by the jurisdictional court. For such reasons we have not included a provision for this concept.

As of December 31, 2007, the Company was not involved in any other court proceedings or any other legal actions that could significantly affect its financial, economic or operational conditions.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

Restrictions

a)	Due to the liabilities presented in the categories of banks borrowings and bonds, there are certain financial restrictions with which Arauco must comply. Non-compliance could result in these debts becoming fully payable upon demand.

The minimum financial restrictions are:

(i) the ratio of debt to consolidated tangible net worth must not be greater than 1.2;

(ii) consolidated net worth must not be less than U.S.$ 2,500 million; and

(iii) the interest coverage ratio must not be less than 2.0.

Arauco’s Argentine subsidiary Alto Paraná S.A., due to its obligations with Rule 144A, must comply with the following ratios:

(i) the total financial liabilities (excluding Rule 144A debt) must not be greater than 65% of its shareholders’ equity plus the debt with JPMorgan Chase; and

(ii) the ratio between EBITDA and excluded interests generated by the debt with Rule 144A cannot be less than 1.75.

Both Arauco and its subsidiary Alto Paraná S.A. have complied with these restrictions as of December 31, 2007.

b)	An agreement of Wood Supply and Future Land Purchases entered into by Celulosa Arauco y Constitución S.A. and a contract of Forestry Administration entered into by certain of Arauco’s forestry subsidiaries, both with the Fondo de Inversión Bío Bío, pursuant to which Arauco is subject to the following minimum financial restrictions. Failure to meet these restrictions could result in the purchase in advance of future obligations.

(i) the ratio of debt to consolidated tangible net worth must not be greater than 1.2;

(ii) consolidated net worth must not be less than U.S.$ 2,500 million; and

(iii) the interest coverage ratio must not be less than 2.0.

Pursuant to the agreement of Wood Supply between Arauco and the Fondo de Inversiones Bio Bio, Arauco would be required to advance the future purchases of wood (in part or entirely, depending on the situation) if the Fondo Bío Bío, in the event of “Significant Adverse Event”, as defined by the agreement, cannot meet its financial obligations with its own resources.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

20.	SHAREHOLDERS’ EQUITY

The movements in the capital and reserve accounts for each of the years ended December 31, 2006 and 2007 are as follows:

December 31, 2006	Paid-in capital ThU.S.$	Share premium ThU.S.$	Forestry and other reserves ThU.S.$	Retained earnings from prior years ThU.S.$	Interim dividends ThU.S.$	Net Income for the Period ThU.S.$	Total ThU.S.$
Balance as of December 31, 2005	347,551	5,625	1,475,904	2,051,069	(69,343)	438,296	4,249,102
Prior year income allocation	—	—	—	438,296	—	(438,296)	—
Dividend paid	—	—	—	(172,335)	69,343	—	(102,992)
Forestry reserve	—	—	159,134	—	—	—	159,134
Forestry reserve of consolidated subsidiaries	—	—	(1,842)	—	—	—	(1,842)
Conversion adjustment related to subsidiaries	—	—	(1,460)	—	—	—	(1,460)
Interim dividends	—	—	—	—	(89,758)	—	(89,758)
Net income for the year	—	—	—	—	—	619,421	619,421

Balance as of December 31, 2006	347,551	5,625	1,631,736	2,317,030	(89,758)	619,421	4,831,605

December 31, 2007	Paid-in capital ThU.S.$	Share premium ThU.S.$	Forestry and other reserves ThU.S.$	Earnings from prior years ThU.S.$	Interim dividends ThU.S.$	Net Income for the Period ThU.S.$	Total ThU.S.$
Balance as of December 31, 2006	347,551	5,625	1,631,736	2,317,030	(89,758)	619,421	4,831,605
Prior year income allocation	—	—	—	619,421	—	(619,421)	—
Dividend paid	—	—	—	(260,231)	89,758	—	(170,473)
Forestry reserve	—	—	178,399	—	—	—	178,399
Forestry reserve of consolidated subsidiaries	—	—	(1,645)	—	—	—	(1,645)
Conversion adjustment related to subsidiaries	—	—	11,936	—	—	—	11,936
Adjustment of the previous year related to affiliate	—	—	—	(553)	—	—	(553)
Adjustment of the previous year related to subsidiaries	—	—	—	(22,241)	—	—	(22,241)
Provisory dividends	—	—	—	—	(108,896)	—	(108,896)
Net income for the year	—	—	—	—	—	695,665	695,665

Balance as of December 31, 2007	347,551	5,625	1,820,426	2,653,426	(108,896)	695,665	5,413,797

The number of shares authorized, issued and outstanding as of December 31, 2006 and 2007 was 113,152,446. The Company’s shares are of a single series without a fixed nominal value.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

21.	OTHER NON-OPERATING INCOME

Other non-operating income was as follows:

	As of December 31,
	2006 ThU.S.$	2007 ThU.S.$
Income for sale of Carbon Bond	—	8,652
Indemnity for forests acquired	—	2,556
Reimbursement of customs duties	5,200	5,378
Rental income	94	776
Insurance recoveries	504	1,500
Sale of materials and others	226	344
Utility other sales	880	869
Tax reimbursement	916	—
Gain on sale of fixed assets	761	—
Provision excess previous year	1,121	2,155
Other income	4,887	6,150

Total other non-operating income	14,589	28,380

22.	OTHER NON-OPERATING EXPENSES

Other non-operating expenses were as follows:

	As of December 31,
	2006 ThU.S.$	2007 ThU.S.$
Other depreciation and amortization	608	737
Write-off of damaged forest	225	2,515
Donations	292	389
Project expenses	3,623	3,046
Provision for uncollectible accounts receivable	534	246
Legal expenses	172	1,252
Taxes	3,672	6,747
Write-off of inventory	56	3,004
Services and honoraries	35	—
Fine, readjustment and interests	2,750	1,030
Contingencies provision	513	—
Indemnities	197	1,548
Plant set up expenses	—	1,643
Loss in fix assets sales	—	145
Other expenses	4,752	6,268

Total other non-operating expenses	17,429	28,570

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

23.	MINORITY INTEREST

The equity value corresponding to the minority shareholders’ interest in the Company’s subsidiaries was as follows:

	As of December 31,
	2006 ThU.S.$	2007 ThU.S.$
Alto Paraná S.A.	184	143
Forestal Arauco S.A.	1,878	1,996
Forestal Cholguán S.A.	5,371	5,468
Controladora de Plagas Forestales S.A.	185	200
Forestal Los Lagos S.A.	4,950	5,753
Flooring S.A.	110	—
Arauco Florestal Arapoti S.A.	—	53,063

Total	12,678	66,623

Income corresponding to the minority shareholders’ interest in the Company’s subsidiaries was as follow:

	As of December 31,
	2006 ThU.S.$	2007 ThU.S.$
Alto Paraná S.A.	(14)	(12)
Forestal Arauco S.A.	(69)	(39)
Forestal Cholguán S.A.	(177)	(128)
Controladora de Plagas Forestales S.A.	(22)	14
Forestal Los Lagos S.A.	210	71
Flooring S.A.	172	273
Arauco Florestal Arapoti S.A.	—	(1,257)

Total	100	(1,078)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

24.	SANCTIONS

From the Chilean Securities Commission

During the years ended December 31, 2007 and 2006, neither the Company nor any of its Directors or Executives has received sanctions from the Chilean Securities Commission.

From other administrative authorities

1)

Through Resolution Nº 177, dated February 15, 2007, the COREMA of the 10th Region, resolved to initiate proceedings against Celulosa Arauco y Constitución S.A., in connection with the project Definitive Works of the Emergency Spills Lagoon of the Valdivia Plant.

The proceedings started by virtue of a potential breach of contract with regard to certain conditions established in the COREMA Resolution Nº 763 that environmentally affected the above-referenced project. The breach would be related to the volume of outflows reaching the lagoon upon completion of the Tracking Plan of the project, the maintenance of a given volume of water in this lagoon and the Monitoring Plan that applies to it.

The Company presented its response on March 2, 2007. However, through Resolution Nº 467 dated June 13, 2007, COREMA resolved to sanction the Company.

2)	According to the Inspection Act Nº 235 of September 25, 2006, the Sanitary Authority of the Seventh Region began a sanitary investigation against the Company, investigating whether the monitoring system for TRS gases from their clay ovens and boilers has the necessary Sanitary Authority approval required by DS 167. The Company presented its responses, following the investigatory proceedings. However, pursuant to Sanitary Sentence Nº 72 of April 3, 2007, the SEREMI of the Seventh region resolved to sanction the Company with a warning.

3)	According to Inspection Act Nº 670 of September 14, 2006, the Sanitary Authority of the Seventh Region began a sanitary investigation against the company, investigating whether the monitoring system for TRS gases required by DS 167 has the required approval. The company appropriately presented its responses. Regardless, due to Sanitary Sentence Nº 71 dated April 3, 2007, the SEREMI of the Seventh region resolved to sanction the Company with a warning.

4)	As a result of a complaint regarding odors perceived by a group of citizens in the city of Valdivia on May 19, 2007, the Sanitary Authority initiated a sanitary investigation against Planta Valdivia. Arauco presented their responses dated May 28, 2007 and the matter is pending final resolution.

5)	According to the Inspection Act of June 11 2007, the Sanitary Authority requested a representative of the Nueva Aldea Plant of the Company with the purpose of presenting the files referring to an alleged event of odors that occurred on the same date. The matter is pending final resolution.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

24.	SANCTIONS, continued

6)	According to the Inspection Act number 996 dated June 9, 2007, signed by Mr. Hector Leal Núñez, functionary of the Health SEREMI of the Seventh Region of the Maule, in consideration of the sanitary risk and the imminent health danger for the population, the functioning of the Celulosa Plant Licancel was prohibited as an emergency preventative measure. This suspension was ratified by resolution N° 1281 of June 12, 2007 of the Health SEREMI of the mentioned Region, that indicates that the suspension period will be of thirty business days and/or until said Sanitary Authority declares that there is no sanitary risk and imminent danger for the health of the population and the Company has solved the infractions to the sanitary and environmental norms to date. The Company’s responses, in relation to the sanitary Indictment (RIT Nº 472-2007) initiated in virtue of the above-mentioned Inspection Act were presented as of June 15, 2007. Through a resolution dates August 20, 2007, the company was fined 1.000 UTM.

On October 3, 2007, the Company requested that the Sanitary Authority lift the above-referenced ban to the Sanitary Authority. The request was granted on October 22, 2007.

7)	By the Inspection Act Nº 3851 dated as of June 5, 2007 the Sanitary Authority of the Maule Region initiated a sanitary Indictment regarding the death of fish in the Mataquito River detected on June 5, 2007 that was attributed to spilling of industrial liquids from the Licancel Plant. The Company presented its responses at the Licantén Office of the Health SEREMI of the Maule Region dated June 12, 2007. The matter is currently pending.

8)	The Sanitary Indictment (Rit 489-2007) initiated by the Sanitary Authority, according to the Inspection Act number 1150 of June 18, 2007 was initiated regarding leaking of industrial liquid on the ground and the draining to the Louders Channel and the Mataquito River, the creation of chip movement in the wood yard and movement of these to such wood yard which would result in an infraction to the current operational prohibitions.

Requested to present responses, these were presented on June 22, date of the citation, in which also research was completed and new antecedents were required.

Through a resolution dated August 20, 2007, the company was fined 2,000 UTM. The Company presented an appeal to the same authority, which was rejected on October 11, 2007. The resolution to the Sanitary Authority was the subject of a claim presented to the 4th Civil Court of Talca, dated October 31, 2007, which is still pending.

9)	Sanitary Indictment (Rit Nº 535-2007) initiated by the Sanitary Authority, according to the Inspection Act No 1153 dated June 21, 2007, regarding the functioning of a Black Liquor (Licor Negro) pool that would infringe the current operational prohibitions, disposing the immediate detention of the process and if necessary, the withdrawal and moving of the product, preventing any effect on the community, environment or workers health. The Company presented its responses but on July 13 the Health SEREMI imposed a fine for 1000 UTM and kept the functioning prohibition for a total of 60 business days until they obtain a favorable report from the Sanitary Authority. On July 20, 2007 Arauco presented a reposition resource to the Health SEREMI of the Maule Region with the purpose of leaving the July 13 resolution without effect, which was denied on September 28, 2007, for which a judicial appeal was filed on October 1st. the appeal is currently pending resolution. The Health SEREMI of the Maule Region lifted the functioning ban (Resolution Nº 6860 dated October 22, 2007).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

24.	SANCTIONS, continued

10)	Pursuant to Resolution N° 1828 dated June 13, 2007, the Superintendent of Sanitary Services initiated an administrative sanctioning process against the Company regarding the exceeding of the maximum levels allowed for the pH parameters and suspended solids. The Company presented its responses within the time established in the resolution, which was June 25, 2007.

Pursuant to a resolution dated June 26, 2007 the Sanitary Services Superintendent resolved to amplify the charges included in resolution 1828. The respective responses were presented on July 17. However, through resolution 2589 of August 28 2007, the Sanitary Services Superintendent sanctioned the Company with a fine of 100 UTA for not following the applicable emission norms and with a fine of 1000 UTA for risking the health of the population. This last sanctioned was appealed before the Court of Santiago and the matter is currently pending resolution.

11)	According to the Inspection Act Nº 1155, dated July 10, 2007, the black liquor pool had been functioning; however, the movement of trucks with pieces of pine during the loading and unloading process would have been observed, and the presence of loaded trucks in the sector west of the aviation field would have also been observed. As a result of the above referenced, the Company was summoned to present their discharges in a sanitary proceeding, which they did in July 20, 2007. The matter is pending.

12)	Pursuant to resolution Nº 69 dated March 30, 2007, the Health SEREMI of the Maule Region, applied a fine of 200 UTM to the Company, for an infraction in the sanitary and environment conditions in certain work places in the Constitución Plant.

13)	Pursuant to resolution Nº 705/8063, notified to the Company on April 12, 2007, the Conmmunal Labor Inspection of Constitución applied a fine of 140 UTM for an infraction to the Labor Code. The fine was appealed to the Labor Court of Talca and the proceeding is currently in progress.

14)	Pursuant to resolution 7942/07/012-1, dated February 2, 2007, the Labor Inspection of Valdivia applied a fine equivalent to 21 UTM to the Company for an infraction to certain labor security conditions in the Valdivia Plant.

15)	On December 15, 2005, the Health SEREMI commenced a sanitary proceeding with regard to an accident involving the exposure of three employees of Echeverría Izquierdo Montajes Industriales, S.A., while handling the equipment owned by a subcontractor of Echeverría Izquierdo Montajes Industriales, S.A. The Company was required to appear in the proceeding and submitted all required paperwork. Through Resolution 2810, dated June 29, 2006, the SEREMI resolved to sanction various companies, including Arauco, which the SEREMI fined 300 UTM. Arauco subsequently presented an appeal to the sanction before the court of Concepción. The proceeding is currently in progress.

16)	Through Exempt Resolution No. 0250 dated April 1, 2004, the Environmental Regional Commission (“COREMA”) opened an investigation in connection with some alleged violations of environmental regulations pursuant to Resolution of Environmental Description No. 279-1998 by the Valdivia Project. The Company answered the charges before the Commission. Nevertheless, through Resolution No.387 dated May 24, 2004, the Commission resolved, among other things, to (a) fine the Company 900 UTM for failure to comply with the terms and conditions set forth in Sections 2, 11, 12 and 13 of the Resolution of Environmental Description; (b) accept the measures proposed by the Company to mitigate the odor problem, establishing a schedule for the execution of such measures and (c) point out that the industrial waste fluids discharge system of the emergency system must comply with the Evaluating System of Environmental Impact (Law 19,300).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

24.	SANCTIONS, continued

The aforementioned Resolution No. 387 was judicially appealed in the Civil Court of Puerto Montt on June 4, 2004, in connection with part of the fine mentioned in clause (a) above, and the Company paid 10% of the total claimed. The case is currently in progress.

17)	Pursuant to the Records of Inspection dated July 8, 2004 and finalized on July 15, 2004, Valdivia’s Department of Health Services began a Sanitary Indictment for the alleged emission of odors at the Valdivia Plant. On July 19, 2004, the Valdivia Plant filed its reply. Through Resolution 1775 dated December 17, 2004, Valdivia’s Department of Health Services resolved to fine Arauco 1,000 UTM and established some requirements to be fulfilled by the Company.

On December 27, 2004, Arauco judicially appealed the aforementioned Resolution in the First Civil Court of Valdivia, who by definite sentence dated September 2, 2006 rejected the claim, and it was appealed to the Valdivia Court of Appeals. On June 4, 2007, the latter court resolved to partially accept the appeal, thus reducing the fine to a final amount of 200 UTM.

However, the Health Service of Valdivia, now known as the Sanitary Authority, deduced a recourse, which shall be decided by the Supreme Court.

18)	Through Resolution No. 610 dated April 15, 2004 (of which the Company received notice on April 19, 2004), Valdivia’s Department of Health Services fined Arauco 1,000 UTM, due to odors at the Valdivia Plant. The Company appealed the fine in the appropriate Civil Court of Valdivia, case No. 1151-04 and obtained a favorable resolution from the Civil Court. However, Valdivia’s Department of Health Services judicially appealed the resolution in the Court of Appeals of Valdivia. The Court of Valdivia revoked the failure of first instance ratifying the precedence of the fines on June 30, 2006, failure against which abrogation was recurred to the Supreme Court, Rol Nº 3743-2006, which finally, dated August 30, 2007, denied the appeal presented by the Company.

19)	Through Resolution No. 860 dated December 21, 2004, COREMA began sanction proceedings against the Company due to the discharge of refrigeration water at the Valdivia Plant, the disposal of solid waste, the accumulation of spills and the spilling of non-authorized effluents.

On January 11, 2005, Arauco filed its response, and through Resolution No. 182 dated March 15, 2005, COREMA resolved to sanction the Company with 800 UTM, Arauco appealed that sanction on March 31, 2005 and paid 10% of the total claimed. The case is currently in progress.

20)	Through resolution dated April 22, 2005, the Regional Ministerial Secretary of Health (the “Health SEREMI”) fined Arauco 1,000 UTM due to a fatal accident involving an employee in January 2005. The Company appealed the fine in the Second Civil Court of Valdivia, through case No. Rol 785-2005, which is currently under process of notification.

21)	Through Resolution No. 17 dated January 18, 2005, COREMA began sanction proceedings against the Company due to an alleged increase in the capacity of the plant, an increase of additional discharge waters into the Cruces River, a lack of compliance with the quality and emission guidelines for fluid waste, a lack of compliance with the required measurement of TRS gas and a lack of compliance with other measurement parameters. The Company filed its appeal last January 31, 2005. Through Resolution No. 197 dated March 18, 2005, COREMA fined Arauco 1,400 UTM. Arauco appealed that sanction and paid the required percentage of the total claimed. The case is currently in progress under the Civil Court of Puerto Montt.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

24.	SANCTIONS, continued

22)	Through Resolutions 3300 and 3301 dated December 20, 2004, the Superintendent of Sanitary Services began sanction proceedings against the Company due to the Company exceeding the guidelines of the Resolution on Environmental Description, approved by the Study of Environmental Impact regarding the total emission of phosphate and temperature.

Through Resolution 290 dated January 26, 2005, the Superintendent of Sanitary Services fined Arauco 200 UTA. This Resolution was judicially appealed on February 9, 2005 in the appropriate Civil Court of Santiago, which rejected the complaint. The resolution was appealed in the Appeal Court, and the matter is currently in progress.

23)

Through Resolution 1755 dated June 24, 2005, the Superintendent of Sanitary Services began a sanction proceeding against the Company for exceeding emissions standards regarding temperature, suspended solid waste, arsenic, total phosphorus, hexavalente chrome, molybdenum and nickel. On July 11, 2005, the Company filed its response to the Superintendent. Nevertheless, on December 26, 2005, the Superintendent resolved to sanction the Company with a fine of 400 UTA. The Company presented a challenge to the decision before the 26th Civil Court of Santiago. The Court rejected the Company’s claim, according to the judgment of September 6, 2007. As a result, the Company appealed the decision, which is still pending resolution.

24)	On August 23, 2004, Arauco’s Department of Health Services began a sanitation investigation based on the nuisance caused by a turpentine spill at the Arauco Plant. Through a Resolution dated November 8, 2004, Arauco’s Department of Health Services resolved to fine the Company 1,000 UTM.

This Resolution was judicially appealed on November 17, 2004 before the Court of Lebu, and is currently pending resolution.

25)	Through resolution Nº 1114 dated June 30, 2005, the Superintendency of Electricity and Fuel applied a fine of 70 UTA to Arauco Generation S.A., for the interruption of electricity that affected the Central Intercommunication System on November 7, 2003. This fine is being appealed to said Superintendency.

26)	The Commission of Electricity and Fuels, in Exempt Resolution No. 809 dated April 27, 2004, a fine of 70 UTA on Arauco Generación S.A. in its capacity as a member company of the Load Economic Dispatch Center – Central Interconnected System, for not coordinating to preserve the safety of the electric system, as found in the Central Interconnected System’s investigation of the general failure that occurred on January 13, 2003. The fine is currently being appealed.

27)	The Superintendency of Electricity and Fuel, through Resolution Nº 633, dated April 27, 1999 applied an administrative fine to Arauco Generation S.A., for deficiencies presented in the Interconnected Central System and the CDEC-SIC, for a total of 500 UTM. The matter is closed and all dues have been paid.

28)	Through Resolution Nº 331 dated May 8 1998, the Superintendency of Electricity and Fuel applied a fine of 300 UTM to Arauco Generation S.A., for faults to the electric system occurred on October 13, 1997. This fine was appealed to the Appeals Court of Santiago. The appeal was rejected on July 2007 leaving the fine, which was paid on July 9, 2007.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

25.	BOND ISSUE COSTS

Arauco amortizes costs related to the issuance of bonds on a straight-line basis over the term of the bonds.

The charges to income related to such amortizations for the years ended December 31, 2006 and 2007 were U.S.$2,497 thousand and U.S.$2,530 thousand, respectively, which amounts are reflected in the statement of income under the heading “Interest Expense” on the consolidated statements of income. The costs recorded for each year are shown below.

	As December 31,
	2006 ThU.S.$	2007 ThU.S.$
Underwriters commission	4,686	5,008
Stamp tax	3,429	3,629
Repayment of bonds	2,230	1,756
Legal advice	1,515	1,648
Printing costs	55	73
Risk evaluation	37	281
Other	217	292
Financial consultancy	—	262

Total bond issue costs	12,169	12,949

26.	CASH FLOW

According to regulations established in Circular No. 1312 by the Chilean Securities Commission, the following describes financing or investing activities that will require future cash flows.

Investment Flows	Currency	Amount	Affected Flow
Fixed assets investment	U.S.$	0,50 million	2008
Pulp mill Investment project	U.S.$	133,50 million 23,70 million 2,90 million	2008 2009 2010
Contribution to capital of Inversiones Puerto Coronel S.A., a related company	U.S.$	8,00 million	2008

27.	ENVIRONMENTAL

The following current and future expenditures related to the improvement of or investment in product processes designed to protect the environment were made during the year ended December 31, 2007.

•	Activities of monitoring, analysis and treatments of gases and effluents. Spent: U.S.$89,9 million (U.S.$66,5 million in 2006). Estimated future cost: U.S.$61,5 million (U.S.$50,6 million in 2006).

•	Payment related to environmental protection as a consequence of the Nueva Aldea Project (formerly named the Itata Plant project). US$8.2 million in 2006. Estimated future cost: US$0,9 million in 2006.

•

Payment related to the construction of ducts for the discharge of effluents in the Nueva Aldea Plant, the Valdivia Plant and the Constitución Plant. Spent: U.S.$43,0 million (US$37,4 million in 2006). Estimated future cost: US$16,4 million (U.S.$ 23,7 in 2006).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

27.	ENVIRONMENTAL, continued

•

Project to improve the evacuation of water and effluent treatment of the Paneles Mill. Spent: U.S.$3,6 thousand (U.S.$3,4 million in 2006). Estimated future cost: U.S.$0,8 million (U.S.$3,2 million in 2006).

The Company’s subsidiaries Forestal Celco S.A., Forestal Cholguán S.A., Bosques Arauco S.A. and Forestal Valdivia S.A. are implementing an environmental system regulated under a certification process under rule ISO 14.001. Between January 1 and December 31, 2007 these subsidiaries paid U.S.$537 thousand (U.S.$345 thousand in 2006) in relation to the system and anticipate that an additional U.S.$380 thousand (U.S.$240 thousand in 2006) will be spent.

28.	SUBSEQUENT EVENTS

No event has occurred since December 31, 2007 and up to the filing of these financial statements that may affect significantly the financial situation of Arauco.

Robinson Tajmuch V.	Matías Domeyko C.
Chief Controller Officer	Chief Executive Officer

Celulosa Arauco y Constitución S.A. in brief

Arauco is a group of industrial, forestry and commercial companies owned by the chilean corporation Celulosa Arauco y Constitución S.A.

In Chile, Arauco owns the country’s largest area of forest plantations, mostly of radiata pine and eucalyptus. It also owns forest plantations in Argentina, Brazil and Uruguay.

Arauco has an annual production capacity of 3 million tonnes of Kraft pulp, 2.6 million m3 of wood panels, 3.6 million m3 of sawn timber and 463 thousand m3 of remanufactured wood products.

Its wide international reach is the result of sustained industrial growth and a significant increase in its product lines which has been the hallmark of Arauco’s growth in recent years.

KEY FIGURES

US$ Million	Q4 2006	Q3 2007	Q4 2007	Q4/07 vs Q4/06	Q4/07 vs Q3/07	FY 2006	FY 2007	2007 vs 2006
Sales	834	885	1.002	20,2%	13,2%	2.850	3.576	25,5%
Gross Profit	417	415	423	1,6%	1,9%	1.416	1.638	15,7%
Operating income	254	253	245	-3,8%	-3,3%	865	1.009	16,6%
EBITDA (1)	333	337	343	3,2%	1,9%	1.123	1.360	21,1%
Net income	189	175	174	-7,8%	-0,5%	619	696	12,3%
CAPEX	147	97	385	161,5%	296,5%	733	803	9,5%
Net Financial Debt	2.244	2.065	2.263	0,9%	9,6%	2.244	2.263	0,9%
Capitalization (2)	7.255	7.343	7.944	9,5%	8,2%	7.255	7.944	9,5%
EBITDA Margin	39,9%	38,1%	34,3%			39,4%	38,0%
ROCE	11,9%	10,7%	10,6%			10,0%	10,6%

(1)	EBITDA = Operating Income + Depreciation + Stumpage
(2)	Capitalization = Financial Debt + Equity (includes Forestry Reserve)

Conference Call

March 6, 2008, at 10:00 am EST (New York time) / 12:00 pm Santiago time

Please Dial: (1) (973) 935-8893

Conference ID: 37194577

2	4	8	9	10	11
Summary	Consolidated Income Statement Analysis	Consolidated Balance Sheet Analysis	Key Ratios	Fourth Quarter Events	Financial Statements

Interim Review | FY2007 & Q407 Results	February 27th, 2008

2007 vs. 2006 review:

•

Arauco’s consolidated sales reached U.S.$3,576 million during 2007, an increase of 25.5% over the U.S.$2,850 million obtained in 2006. The increase in consolidated sales is the result of a strong increase in pulp sales explained by higher sales volume coming from the Nueva Aldea Pulp Mill, and by a better pulp market price scenario. This increase in pulp market sales was followed by higher sales of panels, electrical energy, and sawn timber respectively.

•

Arauco’s consolidated EBITDA reached U.S.$1,360 million in 2007, an increase of 21.1% compared to the U.S.$1,123 million EBITDA reached during 2006. This growth is mainly due to an improvement in the Pulp Division’s EBITDA, partially offset by a lower EBITDA coming from the Sawn timber Division.

•

Arauco’s net consolidated income for 2007 reached U.S.$696 million, an increase of 12.3% compared to the U.S.$ 619 million of net income obtained in the previous year. This increase is the result of a higher Operating Income, partially offset by higher interest expenses due to a lower capitalization of interests.

•

Capital expenditures reached U.S.$803 million during 2007, a 9.5% increase compared to the U.S.$733 million expended during 2006. This increase in Capex is mainly due to higher investments incurred by the forestry division during 2007, explained by the Stora Enso deal, and by the acquisition of pine plantations from Forestal Anchile in January 2007 (U.S.$43.6 million). In contrast, the Capex incurred by the pulp division decreased as a result of the end of construction of the Nueva Aldea Pulp Mill.

EBITDA (US$ MM) &
EBITDA Margin (%) by Year

1,600
1,400
1,200
1,000
800
600
400
200
0
644
982
894
1,123
1,360
44%
47%
38%
39%
38%
2003
2004
2005
2006
2007

Interest Coverage Ratio
(EBITDA / Net Interest)

12.0x
10.0x
8.0x
6.0x
4.0x
2.0x
0.0x
9.9x
10.1x
7.5x
10.0x
8.5x
2003
2004
2005
2006
2007

Operating Income by Year
US$ Million

1,000
800
600
400
200
0
506
806
667
865
1,009
2003
2004
2005
2006
2007

Capex by Year
US$ Million

1,000
800
600
400
200
0
573
735
910
733
803
2003
2004
2005
2006
2007

2

Interim Review | FY2007 & Q407 Results	February 27th, 2008

Summary of Fourth Quarter Results

Q4 2007 vs Q4 2006 review:

•

Arauco’s consolidated sales reached U.S.$1,002 million during the fourth quarter of 2007, an increase of 20.2% over the U.S.$834 million obtained in the fourth quarter of 2006. The increase in consolidated sales is the result of a strong increase in pulp sales explained by higher market pulp prices and a growth in sales volume coming from the Nueva Aldea Pulp Mill. This increase in consolidated sales was strengthened by higher sales of panels, which grew 27.0% compared to 2006.

•

During the fourth quarter of 2007 consolidated EBITDA reached U.S.$343 million, an increase of 3.2% compared to the U.S.$333 million EBITDA reached during the same period of 2006. This growth is mainly due to an improvement in the Panels Division’s EBITDA, partially offset by a lower EBITDA of the Forestry Division.

•

Arauco’s net consolidated income for the fourth quarter of 2007 reached U.S.$174 million, a decrease of 7.8% compared to the U.S.$ 189 million obtained in the fourth quarter of the previous year. This decrease is the result of a lower Operating Income and higher Interest Expenses.

•

Capital expenditures during the fourth quarter of 2007 reached U.S.$385 million, a 161.5% increase compared to the U.S.$147 million expended during the fourth quarter of 2006. The increase in Capex is mainly explained by the U.S.$208 million Stora Enso deal.

Q4 2007 vs. Q3 2007 review:

•	Arauco’s consolidated sales increased 13.2% during the fourth quarter of 2007 compared to the U.S.$885 million reached in the third quarter of 2007.

•

Arauco’s consolidated EBITDA increased 1.9% from the U.S.$337 reached during the third quarter of 2007. This higher EBITDA is mainly explained by an increase in the Panel Division’s EBITDA of 19.7% and to a higher EBITDA of 2.7% obtained by the Pulp Division. On the other hand, the consolidated EBITDA was partially offset by a lower Sawn Timber Division’s EBITDA of 19.3%.

•

Net consolidated income for the fourth quarter of 2007 decreased 0.5% compared to the US$175 million obtained during the third quarter of 2007. The lower net income for the fourth quarter of 2007 is the result of a reduction in Operating Income and in Other Non Operating Income.

•

Capital expenditures during the fourth quarter of 2007 reached U.S.$385 million, a 296.5% higher than the third quarter of 2007. This increase in CAPEX is mainly explained by higher forestry investments during the fourth quarter of 2007, related to the Stora Enso assets acquisition.

3

Interim Review | FY2007 & Q407 Results	February 27th, 2008

CONSOLIDATED INCOME STATEMENT ANALYSIS

Arauco revenue summary, Q4 2006 – Q4 2007

Arauco Quarterly Sales (U.S.$ million)	Q4/06	Q1/07	Q2/07	Q3/07	Q4/07
Pulp Division	409	386	440	429	475
Sawn Timber Division	196	174	184	206	206
Panels Division	191	195	193	224	242
Forestry Division	24	17	21	20	26
Other	14	33	47	6	53

Total	834	804	885	885	1.002

Arauco’s consolidated sales for the fourth quarter of 2007 reached U.S.$1,002 million, an increase of 20.2% over the U.S.$834 million obtained in the fourth quarter of 2006 (Figure 1). The growth in consolidated sales is explained by a strong increase in sales of pulp and panels.

Compared to the U.S.$885 million obtained in the third quarter of 2007, consolidated sales were 13.2% higher during the fourth quarter of 2007, as result of higher sales of pulp and energy. (Figure 2).

The breakdown of sales by product of the fourth quarter is presented in Figure 3.

Pulp Division Sales

Pulp sales reached U.S.$475 million during the fourth quarter of 2007, a 16.2% increase compared to the same quarter of the previous year. This growth is mainly explained by higher average prices of 11.2% and to a 4.5% increase in sales volume. The higher average prices reached during the quarter when compared to the fourth quarter of 2006 are the result of a better global pulp market scenario. In terms of sales volume, the growth is mainly explained by the additional production that came from the Nueva Aldea Pulp Mill.

Compared with the U.S.$429 million sold during the third quarter of 2007, pulp sales increased by 10.9%. This increase was mainly due to a 8.6% increase in sales volume and to higher average prices of 2.1%. The explanation for the growth in sales volume came from a reschedule in some shipment programs from the third quarter to the fourth quarter.

During the fourth quarter of 2007 the global pulp market remained firm due to the strong demand coming from China as well as to the problems that have been facing the northern producers during the year as a consequence of a shortage of raw material, higher productions costs and appreciation of exchange rates.

4

Interim Review | FY2007 & Q407 Results	February 27th, 2008

CONSOLIDATED INCOME STATEMENT ANALYSIS

Sawn Timber Division Sales

Sales of sawn timber reached U.S.$205.6 million, a growth of 5.0% when compared to the same period of 2006. This positive effect is mainly due to an increase in average prices of 2.7% and higher sales volume of 2.3%. Both prices and sales volume have increased during the fourth quarter of 2007 in comparison to the fourth quarter of 2006 due to a better demand coming from the Asian and Middle Eastern wood markets. This improvement is mainly explained by better conditions for sawn timber in contrast to remanufactured wood products which have suffered a decline in demand as a consequence of the contraction of the US Housing market.

Compared with the U.S.$206.5 million sold during the third quarter of 2007, sawn timber sales decreased by 0.4%. This decrease was mainly due to lower sales volume of 4.8%, partially offset by higher average prices of 4.6%. The decrease in sales volume is mainly explained by lower volumes sold in the US market as a consequence of the US Housing Industry Crisis.

Panels Division Sales

During the fourth quarter of 2007, sales of panels reached U.S.$242.2 million, experimenting a growth of 27.0% compared to the fourth quarter of 2006. This increase in sales is mainly due to higher average prices of 18.0%, together with higher sales volume of 7.6%. The increase in average prices is explained by better prices for Plywood, MDF, PBO, and HB, due to a strong demand coming from our main markets, especially Latin America. In the case of MDF moldings, prices and volume have been affected by the US housing industry crisis.

Panels sales increased by 8.1% in the fourth quarter of this year when compared to the U.S.$224 million obtained in the third quarter of 2007. This growth is mainly explained by higher sales volume and average prices of 7.4% and 0.7% respectively. The higher sales volume came from our Brazilian operations which increased its sales volume during the quarter after a replenishment of inventories made during the third quarter of 2007.

In general, the US Housing Industry Crisis has not had a significant impact in the Panels Division due to the high diversification in markets and products in which this division operates.

Operating Income

Arauco’s Operating Income for the fourth quarter of 2007 reached U.S.$ 245 million, decreasing 3.8% from the U.S.$ 254 million obtained in the fourth quarter of 2006. This negative effect is mainly explained by a 38.8% increase in cost of sales due to higher sales volume of panels, pulp and sawn timber (7.6% in panels, 4.5% in pulp, and 2.3 % in sawn timber), and by higher costs of chemicals, energy, depreciation and wood costs.

Compared to the U.S.$ 253 million obtained in the third quarter of 2007, Operating Income experimented a decrease of 3.3%. This negative effect is mainly due to higher Cost of Sales of 23.3% and higher Selling and Administrative Expenses of 10.0%. The increase in Cost of Sales is mainly explained by higher sales volume and by an increase in costs of energy, chemicals and other supplies that are relatively affected by oil prices fluctuations. The growth in Selling and Administrative Expenses is mainly due to an appreciation of the Chilean peso and to higher CLP$ General Administration Expenses and Labor Expenses.

5

Interim Review | FY2007 & Q407 Results	February 27th, 2008

CONSOLIDATED INCOME STATEMENT ANALYSIS

Net Income

Net Income for the fourth quarter of 2007 reached U.S.$ 174 million (Figure 4), a decrease of 7.8% compared to the U.S.$ 189 million obtained in the fourth quarter of the previous year. This decrease is the result of a 3.8% decrease in Operating Income and to higher interest expenses of 39.5%, which grew because of a lower interest expense capitalization as a consequence of the end of construction of the Nueva Aldea Pulp Mill.

Compared to the U.S.$ 175 million obtained in the third quarter of 2007, Consolidated Net Income decreased by 0.5% (Figure 5). This reduction in Consolidated Net Income is mainly explained by a lower Operating Income of 3.3%.

EBITDA

Consolidated EBITDA for the fourth quarter of 2007 reached U.S.$343 million, an increase of 3.2% compared to the U.S.$333 million for the same period of 2006 (Figure 6). This increase in consolidated EBITDA is principally due to a strong increase in the Panels Divisions’ EBITDA, which grew 33.2% as a result of a strong demand for our main products. The increase in consolidated EBITDA was partially offset by a lower Forestry Division’s EBITDA of 14.8%.

Consolidated EBITDA for this quarter was 1.9% higher than the U.S.$337 million EBITDA for the previous quarter (Figure 7). The explanation for this positive effect was an increase in depreciation due to the ramp-up of the second line of Plywood at the Nueva Aldea Plywood Mill, in addition to the consolidation of results of the new assets acquired from Stora Enso in Brazil, which started to consolidate its results in November of 2007. Again, the main contributor to the increase in consolidated EBITDA came from de Panels Division’s EBITDA, which grew 19.7%. This increase in consolidated EBITDA was partially offset by decrease of 19.3% in the Sawn Timber Division’s EBITDA.

6

Interim Review | FY2007 & Q407 Results	February 27th, 2008

CONSOLIDATED INCOME STATEMENT ANALYSIS

Production

Compared to the fourth quarter of 2006, production volume during this quarter increased 3.7% in panels, 3.1% in sawn timber and 2.4% in pulp. (Figure 8)

The increase in production of panels is mainly explained by higher volume coming from our Brazilian operations due to the normal operation of the MDF Mill after a schedule maintenance stoppage in July of 2007. The higher production of sawn timber is mainly explained by the acquisition of the Coronel Sawmill which started its operations in March of 2007. In the case of pulp production, the increase came from the higher volume produced by the Nueva Aldea Pulp Mill, partially offset by the loss of production in the Licancel Pulp Mill, which was stopped from June 2007 to January 2008.

Compared to the previous quarter, production of panels increased 1.8%. In the case of pulp and sawn timber, production decreased by 4.7% and 2.7% respectively.

The decrease in pulp production is mainly explained by the annual maintenance stoppage of the Arauco Mill in Chile and the Alto Paraná Mill in Argentina which stopped in October and November respectively. In the case of sawn timber production, the decrease is mainly due to the closure of La Araucana Saw Mill in October of 2007.

7

Interim Review | FY2007 & Q407 Results	February 27th, 2008

CONSOLIDATED BALANCE SHEET ANALYSIS

Assets

Current Assets reached U.S.$ 1,936 million as of December 31, 2007, a 19.5% increase compared to the fourth quarter of 2006. This growth is the result of an increase in Inventories, Marketable Securities and Account Receivable.

Compared to the U.S.$ 1,808 million for the third quarter of 2007, Current Assets increased by 7.1%. The growth in Current Assets is mainly explained by an increase in Inventories, followed by higher Account Receivable and Time Deposits.

Fixed Assets reached U.S.$6,578 million as of December 31, 2007, a 7.6% increase compared to the fourth quarter of 2006. This increase in Fixed Assets was the result of a growth in Machinery and Equipment (M&E), in Buildings and Infrastructures, and in Forest, partially offset by a decrease in Other Fixed Assets. The increase in Machinery and Equipment and in Buildings and Infrastructures (B&I) is mainly explained by the construction of the second line at the Nueva Alde Plywood Mill and by the movement of the investment of the Nueva Aldea Pulp Mill Project from Other Fixed Assets to M&E and to B&I. In the case of the growth in Forest, the explanation comes from the acquisition of forestry assets from Forestal Anchile Ltda. in January 2007 and from Stora Enso in September 2007 (which started consolidating in November 2007).

Fixed assets increased by 7.8% during the fourth quarter of 2007 compared to the U.S.$6,101 million reached at the end of the third quarter of 2007. This increase is mainly explained by a growth in Forest and Land due to the acquisition of forestry assets from Stora Enso in September 2007, and by the Forestry valuation that is adjusted every year in December.

FINANCIAL DEBT

US$ million	Q4 2006	Q3 2007	Q4 2007
Short term Debt	203,5	59,5	168,4
Short-term portion of long-term debt	272,5	221,5	129,2
Long term financial debt	1.947,3	2.030,6	2.233,1

TOTAL FINANCIAL DEBT	2.423,2	2.311,6	2.530,6

Cash & equivalents	179,6	246,9	267,2

NET FINANCIAL DEBT	2.243,6	2.064,6	2.263,4

Liabilities

Total Current Liabilities reached U.S.$631 million during the fourth quarter of 2007, a decrease of 23.5% compared to the U.S.$ 825 million for the fourth quarter of 2006. This decrease is mainly explained by a lower Current portion of Bonds Payable after the payment of U.S.$100 million of a Yankee Bond due in December of 2007, and to a decrease in Short-term portion of Long-term Debt due to the payment of the APSA Notes in June, 2007.

Compared to the U.S.$668 million in the third quarter of 2007, Current Liabilities decreased 5.6%. This decrease is mainly explained by a lower Current portion of Bonds Payable after the payment of U.S.$100 million of the Yankee Bond due in December of 2007. This reduction was partially offset by an increase in Short-term Banks Borrowings as a result of higher pre-export financing.

Long Term Liabilities reached U.S.$2,523 million at the end of the fourth quarter of 2007, an increase of 17.6% compared to the U.S.$2,146 million for the fourth quarter of 2006. This growth in Long Term Liabilities was due to an increase in Long-term Bonds after the issuance of the US$ 270 million “Alto Paraná” Bond due 2017, to a growth in Long-term Deferred taxes, and to an increase in Long-term Bank Borrowings after the issuance of U.S.$240 million of a bilateral loan in October of 2007.

Compared to the previous quarter, Long-Term Liabilities increased by 10.0%.This increase is the result of the issuance of U.S.$240 million of a bilateral loan in October of 2007.

Shareholders Equity

Arauco’s Shareholders’ Equity grew 12.0% from U.S.$4.8 billion at the end of the fourth quarter of 2006 to U.S.$5.4 billion during the fourth quarter of 2007. This growth is the result of an increase in Retained Earnings of 13.8% and to a growth of 11.6% in Other Reserves due to the forestry valuation which is adjusted at the end of every year.

Compared to the third quarter of 2007, Shareholders’ Equity increased by 7.6%.

8

Interim Review | FY2007 & Q407 Results	February 27th, 2008

Main Financial Ratios of Arauco:

FINANCIAL RATIOS

	Q4/06		Q3/07		Q4/07		2006		2007
Profitability
Gross margin	50,0%		46,9%		42,2%		49,7%		45,8%
Operating margin	30,5%		28,6%		24,4%		30,4%		28,2%
EBITDA margin	39,9%		38,1%		34,3%		39,4%		38,0%
ROA (EBIT / Average Total Assets)	13,5%		12,7%		11,8%		11,6%		12,3%
ROCE (EBIT (1—tax rate) / Average Total Capitalization)	11,9%		10,7%		10,6%		10,0%		10,6%
ROE (Net Income / Average Equity)	16,3%		14,1%		13,3%		13,6%		13,6%
Leverage
Interest Coverage Ratio (EBITDA / Net Interest)	11,9	x	8,7	x	8,6	x	10,0	x	8,5	x
Interest Coverage Ratio (EBITDA / Gross Interest)	9,9	x	8,1	x	7,3	x	8,1	x	7,5	x
Average Net Financial Debt / EBITDA	1,6	x	1,6	x	1,6	x	1,9	x	1,2	x
Total financial debt / Total Capitalization	33,4%		31,5%		31,9%		33,4%		31,9%
Net financial debt / Total Capitalization	30,9%		28,1%		28,5%		30,9%		28,5%
Total financial debt / Equity	50,2%		45,9%		46,7%		50,2%		46,7%
Net financial debt / Equity	46,4%		41,0%		41,8%		46,4%		41,8%

Key Exchange Rates for the U.S. Dollar (closing rate)

	Q4/06	Q1/07	Q2/07	Q3/07	Q4/07
One U.S. Dollar is
CLP	532,4	539,2	526,9	511,2	496,9
ARS	3,06	3,10	3,09	3,15	3,15
BRL	2,14	2,06	1,93	1,83	1,78
EUR	1,32	1,34	1,35	1,43	1,46

9

Interim Review | FY2007 & Q407 Results	February 27th, 2008

Fourth Quarter Events

The Second Line of Nueva Aldea Plywood Mill started its ramp-up process

In October of 2007, the second line of the Nueva Aldea Plywood Mill started its ramp-up process. This new line adds 225,000 m3 to the Arauco’s total plywood capacity. The line will reach full capacity during 2008.

The Licancel Pulp Mill received authorization to resume its operation

On November 15th, 2007, the Corema of the Maule Region authorized the reopening of the Licancel Pulp Mill (140.000 Adt per year), which was closed for about 6 months. The mill resumed operations during January of 2008.

Subsequent Events

The Valdivia received permission to increase its annual production

On January 18th, 2008, the Corema of the Los Rios Region authorized the Valdivia Mill to increase the annual production from 440,000 Adt/year to 550,000 Adt/year. The mill will gradually increase its production in a term of 4 months starting in March 2008.

10

Interim Review | FY2007 & Q407 Results	February 27th, 2008

FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT

US$ Million	FY 2006	FY 2007
Net Sales	2.849,7	3.575,7
Cost of sales	-1.434,1	-1.938,0
Gross profit	1.415,6	1.637,7
Selling and administrative expenses	-550,2	-629,1

Operating income	865,3	1.008,6

Interest Income	27,0	21,3
Income on investments in related companies	8,5	11,9
Other non operating income	14,6	28,4
Loss on investments in related companies	0,0	-0,0
Goodwill Amortization	-2,8	-2,9
Interest expense	-139,4	-180,8
Other non operating expenses	-17,4	-28,6
Price-level restatement	0,5	-0,9
Foreign exchange gains (losses)	8,0	12,5

Non-operating income	-101,1	-139,1

Income before taxes and extraordinarad items	764,2	869,4
Income taxes	-149,4	-176,7
Extraordinary Items	0,0	0,0
Income before minority interest and negative goodwill amortization	614,8	692,7
Minority interest	0,1	-1,1
Net income after minority interest	614,9	691,6
Negative goodwill amortization	4,6	4,1

Net income for the period	619,4	695,7

For more details on the Financial Statements, please refer to www.svs.cl or www.arauco.cl

11

Interim Review | FY2007 & Q407 Results	February 27th, 2008

FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEET

US$ Million	31-12-2006	31-12-2007
Cash & cash equivalents	179,6	267,2
Account receivables	546,7	587,9
Inventories	634,5	754,5
Other current assets	248,4	326,2

Total Current Assets	1.609,2	1.935,8

Land	520,0	640,1
Forest	2.564,2	2.867,3
Buildings and other infrastructure	1.710,0	2.090,4
Machinery and equipment	2.335,7	2.963,4
Other Fixed Assets	1.252,4	489,8
Accumulated Depreciation	-2.270,5	-2.473,3

Total Fixed Assets	6.111,9	6.577,8

Total Other Assets	93,9	120,8

TOTAL ASSETS	7.815,0	8.634,4

Short-term debt	476,0	297,5
Accounts payable	199,0	220,7
Other current liabilities	149,9	112,5

Total Current Liabilities	824,9	630,7

Long-term bank borrowings	364,8	410,6
Long-term bonds	1.582,5	1.822,5
Other long term liabilities	198,5	290,1

Total Long Term Liabilities	2.145,8	2.523,3

Minority Interest	12,7	66,6

Total Shareholder’s Equity	4.831,6	5.413,8

TOTAL LIABILITES & SHAREHOLDER`S EQUITY	7.815,0	8.634,4

For more details on the Financial Statements, please refer to www.svs.cl or www.arauco.cl

12

Interim Review | FY2007 & Q407 Results	February 27th, 2008

FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF CASH FLOWS

US$ Million	FY 2006	FY 2007
Net income (loss) for the period	619,4	695,7
Results on sales of assets	-0,8	0,1
Depreciation	185,4	251,3
Charges (credits) to income not affecting cash flow	59,2	65,8
Changes in assets, affecting cash flow	-295,0	-220,8
Changes in liabilities, affecting cash flow	203,9	235,8
Profit (loss) of minority interest	-0,1	1,1

Net cash provided by (used in) operating activities	772,0	1.029,0

Debt issuance	713,5	1.445,1
Debt repayment	-690,4	-1.346,3
Dividends Paid	-194,7	-284,3
Others	0,0	-3,3

Net cash provided by (used in) financing activities	-171,7	-188,8

Capital Expenditures	-732,9	-802,8
Other investment cash flow	-31,8	34,6

Net cash provided by (used in) investing activities	-764,7	-768,2

Total positive (negative) cash flow of the period	-164,4	72,1

Effect of inflation on cash and cash equivalents	10,2	10,8
Net increase (decrease) in cash and cash equivalents	-154,2	82,9
Cash and cash equivalents at beginning of the period	338,5	184,3

Cash and cash equivalents at end of the period	184,3	267,2

For more details on the Financial Statements, please refer to www.svs.cl or www.arauco.cl

For further information, please contact:

Felipe Hartwig	Maria José Ibaceta
felipe.hartwig@arauco.cl	mariajose.ibaceta@arauco.cl
Phone: (56-2) 461 7494	Phone: (56-2) 461 7283

Fax: (56-2) 461 75 41
www.arauco.cl

13

Interim Review | FY2007 & Q407 Results	February 27th, 2008

DISCLAIMER

Figures for the Arauco’s operations in Chile and its consolidated international operations were prepared in accordance with Chilean generally accepted accounting principles (Chilean GAAP).

This news release may contain forward-looking statements concerning Arauco’s future performance and should be considered as good faith estimates by Arauco. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Arauco’s control, which could materially impact Arauco’s actual performance. Readers are referred to the documents filed by Arauco with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Arauco on the date hereof, and the Arauco assumes no obligation to update such statements.

References herein to “U.S.$” are to United States dollars.

Discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

This report is unaudited.

14

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)

Date: March 18, 2008	By:	/s/ Matías Domeyko Cassel
	Name:	Matías Domeyko Cassel
	Title:	Chief Executive Officer